SCHEDULE 14A
(Rule 14A-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934
(Amendment No.   )

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Cooper Tire & Rubber Company

(Name of Registrant as Specified in its Charter)

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TABLE OF CONTENTS



COOPER TIRE & RUBBER COMPANY

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

TO THE STOCKHOLDERS:

The 2001 Annual Meeting of Stockholders will be held at Urbanski's, 1500 Manor Hill Road, Findlay, Ohio on Tuesday, May 1, 2001, at 10:00 a. m. Eastern Daylight Time, for the following purposes:

(1)   To elect three (3) Directors of the Company.

(2)   To consider approval and adoption of the 2001 Incentive Compensation Plan, which will provide for the issuance of up to 5,000,000 shares of Common Stock under the Plan.

(3)   If properly presented, to consider a stockholder proposal requesting declassification of the Board of Directors and establishment of annual elections of directors.

(4)   To transact such other business as may properly come before the meeting or any adjournment thereof.

Only holders of Common Stock of record at the close of business on March 5, 2001 are entitled to notice and to vote at the Annual Meeting.


BY ORDER OF THE BOARD OF DIRECTORS
Richard D. Teeple
Secretary


Findlay, Ohio
March 20, 2001

Please mark, date and sign the enclosed proxy and return it promptly in the enclosed addressed envelope, which requires no postage. In the alternative, you may vote by Internet or telephone. See page 2 of the proxy statement for additional information on voting by Internet or telephone. If you are present and vote in person at the meeting, the proxy will not be used.

TABLE OF CONTENTS

COOPER TIRE & RUBBER COMPANY
701 Lima Avenue, Findlay, Ohio 45840
March 20, 2001

PROXY STATEMENT

GENERAL INFORMATION AND VOTING

This proxy statement is furnished in connection with the solicitation of proxies by the Board of Directors of Cooper Tire & Rubber Company (the "Company") to be used at the Annual Meeting of the stockholders of the Company, which will be held on May 1, 2001, at 10:00 a.m. Eastern Daylight Time, at Urbanski's, 1500 Manor Hill Road, Findlay, Ohio. This proxy statement and the related form of proxy were first mailed to stockholders on or about March 20, 2001.

Purpose of Meeting

The purpose of the Annual Meeting is to obtain stockholder action on the matters outlined in the notice of meeting on the cover page of this proxy statement. These matters include the election of three directors, consideration of an incentive compensation plan, which will provide for the issuance of up to 5,000,000 shares of Common Stock under the plan, and consideration of a stockholder proposal to declassify the Board and elect all directors each year.

Voting

Only stockholders who owned their shares at the close of business on March 5, 2001 (the "record date") will be able to vote at the Annual Meeting. As of the record date, there were 72,543,627 shares of Common Stock outstanding. Each stockholder will be entitled to one vote for each share owned.

The holders of a majority of the Common Stock present in person or represented by proxy constitute a quorum. The nominees for election as Directors who receive the greatest number of votes will be elected Directors. Under applicable New York Stock Exchange rules, approval of the Incentive Plan will require the affirmative vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting, provided that the total vote cast (whether "for," "against" or "abstain") on the proposal represents a majority of the Common Stock outstanding and entitled to vote at the Annual Meeting. Approval of the stockholder proposal also requires an affirmative vote of a majority of the shares of Common Stock represented in person or by proxy and entitled to vote at the Annual Meeting, provided that the total vote cast (whether "for," "against" or "abstain") on the proposal represents a majority of the Common Stock outstanding and entitled to vote at the Annual Meeting.

Abstentions with respect to a proposal will be counted as votes cast with respect to the proposal. Abstentions will also be counted to determine whether a quorum is present at the Annual Meeting. Broker non-votes with respect to any proposal will not be counted as cast for such proposal, but the shares represented by such broker non-votes will be counted to determine whether a quorum is present at the Annual Meeting, provided such shares are voted on any proposal presented to the Annual Meeting. "Broker non-votes" occur when certain nominees holding shares for beneficial owners do not vote those shares on a particular proposal because the nominees do not have discretionary authority to do so, and have not received voting instructions with respect to the proposal from the beneficial owners. **Because of these requirements, you are urged to vote, and if you hold shares in nominee name through brokers, to instruct your nominee to vote "FOR" the approval of the Incentive Plan.**

1

Proxy Matters

Stockholders may vote either by completing, properly signing, and returning the accompanying proxy card, or attending and voting at the meeting. Stockholders of record may also vote by telephone, by using a touch-tone telephone to call 1-800-250-9081, or by Internet, by accessing the following website: http://www. votefast. com. Voting instructions, including your personal identification number, are contained on the accompanying proxy form. Those stockholders who choose to vote by telephone or Internet must do so by not later than 11:59 p.m. Eastern Daylight Time on April 30, 2001. A stockholder may revoke a proxy by filing a notice of revocation with the Secretary of the Company, or submitting a properly executed proxy bearing a later date. A stockholder may also revoke a previously executed proxy by attending and voting at the meeting, after requesting that the earlier proxy be revoked. Proxies will also be considered to be voting instructions to the Plan Trustee with respect to shares held in participant accounts under the Cooper Tire & Rubber Company Thrift and Profit Sharing and Pre-Tax Savings Plans.


Agenda Item 1
ELECTION OF DIRECTORS


The Bylaws of the Company provide for the Board of Directors to be divided into three classes. Three Directors are to be elected to the class having terms expiring this year. If elected, each shall serve for a three-year term expiring in 2004 and until their respective successors are elected and qualified.

Each of the nominees has consented to stand for election to a three-year term. In the event that any of the nominees becomes unavailable to serve as a Director, the Board of Directors shall designate a new nominee, and the persons named as proxies will vote for that substitute nominee.

The Board of Directors recommends that stockholders vote FOR the three nominees for Director.


2


NOMINEES FOR DIRECTOR



ARTHUR H. ARONSON Former Executive Vice President,
Allegheny Teledyne Incorporated

Mr. Aronson, age 65, joined Allegheny Ludlum Corporation, a specialty steel producer, in 1988 as Executive Vice President and was elected as a director in 1990. He was elected President and Chief Executive Officer in 1994, and in 1996 was named Executive Vice President of the successor corporation, Allegheny Teledyne Incorporated, where he also served as President of the Metals Segment. Mr. Aronson retired in 1998. Mr. Aronson's prior business experience includes service as President and Chief Operating Officer of Lukens Steel and as Chief Executive Officer of Cold Metal Products. He is a trustee of Carnegie Mellon University. Mr. Aronson has a Ph. D. degree in Metallurgy from Rensselaer Polytechnic Institute and a B. S. Degree in Metallurgy from the Massachusetts Institute of Technology.

Director Since	1995
Nominee for Term to Expire	2004



THOMAS A. DATTILO Chairman of the Board,
President and Chief Executive Officer

Mr. Dattilo, age 49, became employed by the Company as President and Chief Operating Officer and was named a director on January 4, 1999. Effective April 28, 2000, he was elected Chairman of the Board, President and Chief Executive Officer. He had previously been employed at Dana Corporation, an automotive parts manufacturer, since 1977, having been appointed President, Sealing Products in 1998 after serving in senior management positions since 1985. He earned a B. A. degree from Ohio State University and a J. D. degree from the University of Toledo, and has also completed the Harvard Advanced Management Program. Mr. Dattilo is a director of the Rubber Manufacturers Association.

Director Since	1999
Nominee for Term to Expire	2004



BYRON O. POND President and Chief Executive Officer,
Amcast Industrial Corporation

Mr. Pond, age 64, has been President and Chief Executive Officer of Amcast Industrial Corporation since

February 2001. Amcast is a manufacturer of fabricated metal products and cast and tubular metal products. He is the former Chairman of the Board of Arvin Industries, Inc., an automotive parts manufacturer. Mr. Pond joined Arvin in 1986 when it acquired Maremont Corporation, where he served as Chairman, President and Chief Executive Officer. He was appointed Executive Vice President and a director of Arvin in 1990, was elected President and Chief Operating Officer in 1991, became Arvin's President and Chief Executive Officer in 1993, and became Chairman of the Board in 1998. Mr. Pond holds a B. S. degree in Business Administration from Wayne State University. He is a director of Precision Castparts Corporation.

| Director Since | 1998 |
| Nominee for Term to Expire | 2004 |

DIRECTORS WHO ARE NOT NOMINEES



EDSEL D. DUNFORD   Former President and Chief Operating
                             Officer, TRW Inc.

Mr. Dunford, age 65, was elected President and Chief Operating Officer, and a director, of TRW, Inc., a diversified manufacturer of products primarily for the automotive and aerospace industries, in 1991. After joining TRW in 1964, Mr. Dunford held a variety of technical and management positions, including Executive Vice President and general manager of TRW's space and defense businesses. Mr. Dunford has been retired from TRW for more than five years. He holds a B. S. E. E. degree from the University of Washington and a Masters of Engineering degree from the University of California at Los Angeles, and has completed the Executive Program at Stanford University. A member of a number of professional organizations, Mr. Dunford is also a director of National Steel Corporation.

Director Since	1994
Expiration of Term	2002



JOHN FAHL   Executive Vice President

Mr. Fahl, age 64, began his career with the Company in 1955, holding various positions in technical, manufacturing, and transportation before joining the purchasing department in 1962. He was named Corporate Director of Purchasing in 1966, was elected a Vice President in 1978, and in 1994 was named President, Tire Operations. He presently holds the operating position of President, Cooper Tire. He attended Denison University and is a graduate of advanced management programs at Bowling Green State and Harvard Universities. Mr. Fahl is a director of The Peoples Bank Company in Findlay, Ohio and Rurban Financial Corp. in Defiance, Ohio. He is a member of the Board of Trustees of The University of Findlay.

Director Since	1992
Expiration of Term	2002



DEBORAH M. FRETZ   Senior Vice President, Midcontinent
                             Refining, Marketing and Logistics, Sunoco, Inc.

Ms. Fretz, age 52, was named Senior Vice President, Midcontinent Refining, Marketing and Logistics, of Sunoco, Inc., an energy company, in 2000. Since joining Sunoco in 1977, she has served in a variety of management positions, including President of Sun Pipe Line Company and Sun Marine Terminals from 1991 to 1994, Senior Vice President, Logistics from 1994 to 1997, and Senior Vice President, Lubricants and Logistics from 1997 to 2000. She is a director of GATX Corporation. Ms. Fretz earned a B. S. degree in Biology/Chemistry from Butler University, an M. B. A. in Finance from Temple University, and has completed the Senior Executive Program at the M.I.T. Sloan School.

Director Since	1996
Expiration of Term	2002

DIRECTORS WHO ARE NOT NOMINEES (CONT.)



DENNIS J. GORMLEY Former Chairman and Chief Executive Officer, Federal-Mogul Corporation

Mr. Gormley, age 61, joined Federal-Mogul Corporation, an automotive parts manufacturer, in 1963. He held sales management, corporate planning and marketing positions before being named Executive Vice President in 1975. He was elected President, Chief Operating Officer, and a director in 1988, Chief Executive Officer in 1989, and Chairman in 1990. Mr. Gormley retired from Federal-Mogul in 1996. Mr. Gormley graduated from Rensselaer Polytechnic Institute with a B.S.M.E. degree.

Director Since	1991
Expiration of Term	2002



JOHN F. MEIER Chairman and Chief Executive Officer, Libbey Inc.

Mr. Meier, age 53, has been Chairman and Chief Executive Officer of Libbey Inc., a producer of glass tableware and china, since 1993, when it was spun off by Owens-Illinois Inc., and became a separate public company. From December 1990 to June 1993, he was a Vice President of Owens-Illinois, Inc. and Executive Vice President and General Manager of its subsidiary, Libbey Glass Inc. His service at Owens-Illinois began in 1970 and included various marketing and sales positions. Mr. Meier received a B.S. degree in Business Administration from Wittenberg University and an M.B.A. degree from Bowling Green State University. He is a trustee of Wittenberg University and a director of KeyBank, Northwest Region in Toledo, Ohio.

Director Since	1997
Expiration of Term	2003

DIRECTORS WHO ARE NOT NOMINEES (CONT.)



RONALD L. ROUDEBUSH	Former Vice Chairman and Chief Executive Officer, The Standard Products Company

Mr. Roudebush, age 53, joined the automotive group of Rockwell International Corporation in 1973 and held numerous operational and management positions before serving as President of Rockwell Automotive from 1991 to 1994. He owned an automotive retail dealership for two years before joining The Standard Products Company, a manufacturer of rubber and plastic automotive parts, in 1997, where he held the position of Vice Chairman and Chief Executive Officer until the acquisition of Standard by the Company on October 27, 1999. Mr. Roudebush received a B. S. M. E. degree from General Motors Institute, now Kettering University, and a Master's degree in industrial management from the Krannert Graduate School at Purdue University. He is a member of the Board of Trustees of Kettering University.

Director Since	1999
Expiration of Term	2003



JOHN H. SHUEY	Former Chairman, President and Chief Executive Officer, Amcast Industrial Corporation

Mr. Shuey, age 55, joined Amcast Industrial Corporation in 1991 as Executive Vice President. He was elected President and Chief Operating Officer in 1993, a director in 1994, Chief Executive Officer in 1995, and Chairman in 1997. Mr. Shuey resigned from his positions in February 2001. Amcast is a manufacturer of fabricated metal products and cast and tubular metal products. Prior to joining Amcast, he held executive positions at The Trane Company, American Standard, and AM International. Mr. Shuey has a B. S. degree in Industrial Engineering and an M. B. A. degree, both from the University of Michigan.

Director Since	1996
Expiration of Term	2003

Note: The beneficial ownership of the Directors and nominees in the Common Stock of the Company is shown in the table at page 29 of this proxy statement.

Agenda Item 2
PROPOSAL TO APPROVE AND ADOPT
THE 2001 INCENTIVE COMPENSATION PLAN

The Company desires to establish a new equity performance and incentive plan in order to further advance the interests of the Company and its stockholders by attracting and retaining officers and key employees and rewarding its officers and key employees for contributing to the success of the Company and the creation of stockholder value. For this purpose, the stockholders are being asked to approve the "Cooper Tire & Rubber Company 2001 Incentive Compensation Plan" (the "Incentive Plan"), which will provide for the issuance of up to 5,000,000 shares of Common Stock under the Incentive Plan. The Board adopted the Incentive Plan, effective as of January 1, 2001, subject to stockholder approval and adoption of the Incentive Plan at the Annual Meeting.

In connection with the approval of the Incentive Plan, the stockholders are also being asked to approve each of the Performance Goals listed under the Incentive Plan, pursuant to which the Committee may make payments which meet the requirements for "qualified performance-based compensation" under Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code").

Approval of the Incentive Plan, including the Performance Goals, at the Annual Meeting requires an affirmative vote of the majority of the shares of Common Stock represented in person or by proxy at the meeting and entitled to vote on the subject matter.

The complete text of the Incentive Plan is attached to this proxy statement as Appendix A. The following is a summary of the key terms of the Incentive Plan, which is qualified in its entirety by reference to the text of the Incentive Plan.

The Company estimates that as of March 5, 2001, approximately 400 individuals were eligible to participate in the Incentive Plan.

SUMMARY OF INCENTIVE PLAN

General Terms. Under the Incentive Plan, the Board is authorized to make awards to eligible individuals in the form of (1) stock, (2) restricted stock units, (3) options to purchase shares of Common Stock, (4) performance units, (5) dividend equivalents, (6) performance awards and (7) other awards. The Compensation Committee of the Board of Directors (the "Committee") will oversee and administer the Incentive Plan and make awards and grants under it. The Incentive Plan allows the Committee to grant annual and long-term performance cash and stock awards that meet the criteria for "qualified performance-based compensation" under Section 162(m) of the Code.

Shares Available Under the Plan. The Company's ability to issue shares of Common Stock under the Incentive Plan is subject to a number of limits set forth in the Incentive Plan. The number of shares of Common Stock that may be issued or transferred (1) as stock ("Stock Awards"), (2) as restricted stock ("Restricted Shares") and released from all substantial risks of forfeiture, (3) upon the exercise of options ("Stock Options"), (4) in payment of performance awards ("Performance Awards") or performance units ("Performance Units") that have been earned, (5) in payment of dividend equivalents paid with respect to awards made under the Incentive Plan ("Dividend Equivalents"), or (6) as other awards ("Other Awards"), may not exceed a total of 5,000,000 (the "Plan Limit"), subject to some adjustments pursuant to the terms of the Incentive Plan. Any shares tendered or withheld to pay the exercise price of a Stock Option or other award or to satisfy any participant's tax withholding obligations shall be added back and shall again be available for issuance under the Incentive Plan. Shares issued under the Incentive Plan may be newly issued or treasury shares or a combination of both.

In addition, subject to certain conditions set forth in the Incentive Plan, no more than 1,000,000 shares of Common Stock may be issued under the Incentive Plan as Stock Awards or in settlement of Restricted Stock Units, Performance Units or other stock-based awards. To satisfy the requirements of Section 162(m) of the Code, no eligible individual may receive under the Incentive Plan in any calendar year Stock Options covering more than 500,000 shares. The limits described above are subject to adjustment by the Committee in the event of a merger, consolidation, stock dividend, stock split or other event affecting the Common Stock.

On March 5, 2001, the closing price of the Common Stock reported by the New York Stock Exchange was $13.75.

Eligibility. Officers, key employees, nonemployee Directors, consultants and advisers to the Company or any of its subsidiaries are eligible to receive awards under the Incentive Plan. In addition, any person who has agreed to begin serving in such capacity within 30 days of the date of grant are eligible to be selected by the Committee to receive benefits under the Incentive Plan. The Committee will select those who will receive grants on the basis of management objectives.

The Incentive Plan contemplates the following types of awards:

Stock Options. Stock Options may be either nonqualified stock options or incentive stock options within the meaning of Section 422 of the Code. Stock Options entitle the optionee to purchase shares of Common Stock at a predetermined price per share (which may not be less than the market value at the date of grant, except for substituted awards that are granted upon the assumption of or in substitution for, outstanding awards that the Company has previously granted to the optionee in connection with a corporate transaction such as a merger or consolidation). Each grant will specify whether the exercise price will be payable (1) in cash at the time of exercise, (2) by the transfer to the Company of shares of Common Stock owned by the optionee for at least six months, having a value at the time of exercise equal to the exercise price, (3) if authorized by the Committee, the delivery of shares of Restricted Shares or other forfeitable shares, Performance Awards, other vested Stock Options, or Performance Units, or (4) a combination of those payment methods. Grants may provide for the deferred payment of the exercise price from the proceeds of sale through a broker on the date of exercise of some or all of the shares of Common Stock to which the exercise relates. The Committee may also provide that a participant has the right to receive a so-called "restoration option" that is awarded upon the exercise of a Stock Option that was previously awarded under the Incentive Plan or any other plan of the Company for which the exercise price is paid in whole or in part by tendering shares of Common Stock that were previously owned by the participant.

No Stock Options may be exercisable more than ten years from the date of grant. Each grant must specify the period of continuous employment with the Company that is required before the Stock Options become exercisable. In addition, grants may provide for the earlier exercise of a Stock Option in the event of retirement, disability, death or a "change in control" of the Company or other similar transactions or events. In order to comply with the provisions of the Code, the Incentive Plan does not allow for the grant of incentive stock options in an aggregate amount greater than the Plan Limit.

Stock Awards. Stock Awards generally consist of one or more shares of Common Stock granted to a participant for no consideration or sold to a participant for a stated amount and may be granted in lieu of other compensation or benefits payable to a participant in the settlement of a previously granted award. Stock Awards may be subject to restrictions on transfer and to vesting conditions, as the Committee may determine.

Restricted Shares or Restricted Stock Units. An award of Restricted Shares involves the immediate transfer of ownership of a specific number of shares of Common Stock by the Company to a participant in consideration of the performance of services or at a purchase price determined by the Committee. The participant is immediately entitled to voting, dividend and other ownership rights in such shares. Each Restricted Stock Unit represents the right of a participant to receive the value of one share of Common Stock at a payment date specified in connection with the grant of the unit, subject to the terms and conditions established by the Committee. When these terms and conditions are satisfied, Restricted Stock Units will be payable, at the discretion of the Committee, in cash, shares of Common Stock or both.

Restricted Shares or Restricted Stock Units must be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code for a period to be determined by the Committee. An example would be a provision that the Restricted Shares would be forfeited if the participant ceased to serve as an officer or key employee of the Company during a specified period of years. If service alone is the criterion for non-forfeiture, the period of service must be at least three years. However, if other Performance Goals are included, non-forfeiture may occur one year from the date of grant. In order to enforce these forfeiture provisions, the transferability of Restricted Shares or Restricted Stock Units will be prohibited or restricted in a manner and to the extent prescribed by the Committee for the period during which the forfeiture provisions are to continue. The Committee may also require the automatic deferral and reinvestment (in additional Restricted Shares or Restricted Stock Units) of any or all dividends or other distributions paid on the award during which forfeiture provisions are to continue. Additionally, the Committee may provide for a shorter period during which the forfeiture provisions are to apply in the event of retirement, disability, death or a change in control of the Company or other similar transaction or event.

Performance Units. Performance Units may be granted as fixed or variable shares, or dollar-denominated units, subject to such conditions of vesting and time of payment as the Committee may determine. Performance Units will be payable, at the discretion of the Committee, in cash, shares of Common Stock, other incentive awards granted under the Incentive Plan, other property or any combination thereof. Awards of Performance Units may be subject to adjustment to reflect changes in a participant's compensation or other factors. However, no adjustments will be made to a "covered employee" within the meaning of Section 162(m) of the Code if such action would result in a loss to the Company of an available exemption under such provision.

Dividend Equivalents. Each Dividend Equivalent granted under the Incentive Plan generally entitles a participant to receive the value of any dividends paid in respect of a share of Common Stock. The Committee may also specify that the Dividend Equivalents be paid or distributed when they have accrued and may be paid in cash, additional shares of Common Stock, other incentive awards granted under the Incentive Plan, other property or any combination thereof, deemed reinvested in additional shares of Common Stock, or other investment vehicles as the Committee may determine. These awards may be awarded on a free-standing basis or in connection with another award and may be subject to the same terms and conditions as the awards with which the Dividend Equivalents were granted. Alternatively, the Dividend Equivalents may be subject to different terms and conditions, as the Committee may specify.

Other Awards. The Incentive Plan also authorizes the Committee to fashion other types of equity and non-equity based awards and gives the Committee discretion to specify the terms and provisions of such Other Awards. Other Awards may be based upon Performance Goals, the value of a share of Common Stock, the value of other securities of the Company, such as preferred stock, debentures, convertible debt securities, warrants, or other criteria that the Committee specifies. Other Awards may also consist solely of cash bonuses or supplemental cash payments to a participant, to permit the participant to pay some or all of the tax liability incurred in connection with the vesting, exercise, payment or settlement of an incentive award granted under the Incentive Plan. The Committee may also grant Other Awards in the place of other compensation or benefits a participant would ordinarily be entitled to receive or in settlement of awards the Committee has previously granted to the participant under the Incentive Plan.

Performance Awards. The Incentive Plan permits the Committee to establish one or more performance periods and to provide for performance payments to participants upon the achievement of the targets for one or more Performance Goals applicable to the performance period. A performance period may be for a duration of time designated by the Committee. The Incentive Plan also allows the Committee to establish concurrent or overlapping performance periods. This performance period may be subject to earlier termination in the event of retirement, disability or death or a change in control of the Company or other similar transaction or event. Performance payments are intended to qualify as "qualified performance-based compensation" for purposes of Section 162(m) of the Code and to be fully deductible for federal income tax purposes by the Company. A minimum level of acceptable achievement may also be established by the Committee. If, by the end of the performance period, the participant has achieved the specified Performance Goals, the participant will be deemed to have fully earned the Performance Award.

The Performance Goals and targets established by the Committee for a given performance period shall be established prior to, or reasonably promptly following the beginning of a performance period. To the extent required by Section 162(m) of the Code, the Performance Goals and targets shall be established no later than the earlier of the date that is ninety (90) days after the beginning of the performance period or the day prior to the date on which 25% of the performance period has elapsed. At the time that the Committee establishes the Performance Goals and targets for a specified performance period, the Committee shall also specify (1) the target payments that will be payable if the participant achieves the specified target, (2) the target payments that will be payable, if any, if the participant exceeds the specified target and (3) the amount by which the target payments will be reduced if the performance is less than the target established for a specified performance period.

To the extent earned, the Performance Awards will be paid to the participant at the time and in the manner determined by the Committee in cash, shares of Common Stock, other awards granted under the Incentive Plan, other property or in any combination of those methods. The Committee may also permit a participant to defer receipt of a performance payment or may require the mandatory deferral of some or all of a performance payment. Following the completion of a performance period, the Incentive Plan requires the Committee to certify that the applicable performance targets have been achieved and to determine the amount of the performance payment to be made to a participant for the performance period.

Where a performance payment is made in the form of Common Stock that is subject to transfer or other restrictions, the Incentive Plan permits, but does not require, the Committee to apply a discount not in excess of 25% to the fair market value of a share of Common Stock to determine the number of shares of Common Stock that will be delivered to the participant as part of the performance payment.

The maximum value of a performance payment that may be made to a participant for any performance period of twelve months is $2,000,000. If the payment for a twelve month period is expressed as a percentage of the participant's base salary, it may not be greater than 150% of the participant's annual base salary in effect at the start of the performance period. If a performance period is greater than or less than twelve months, the dollar or salary limit will be determined by multiplying the applicable twelve-month limit by a fraction, the numerator of which is the number of whole and partial months in the performance period and the denominator of which is twelve.

Performance Goals. The plan requires that the Committee establish Performance Goals for Performance Awards and Performance Units. In addition, if the Committee so chooses, Stock Options, Stock Awards, Restricted Shares, Restricted Stock Units and Other Awards may also specify Performance Goals. Performance Goals may be described either in terms of Company-wide objectives, individual participant objectives, objectives related to performance of one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures in which the participant is employed or relative to the performance of other corporations. Performance Goals applicable to any award may include specified levels and/or growth in earnings per share, net income, net operating income, pretax profits, pretax operating income, revenue growth, return on sales, return on equity, return on assets managed, return on investment, increase in the fair market value of a share of Common Stock, total return to stockholders, cash flow, or economic value added.

Transferability. Except as otherwise determined by the Committee, no award granted or amount payable under the Incentive Plan is transferable by a participant other than by will or the laws of descent and distribution. However, Stock Options (except for incentive stock options) may be transferable by a participant to the participant's immediate family or trusts established solely for the benefit of one or more members of the immediate family. Except as otherwise determined by the Committee, Stock Options are exercisable during the optionee's lifetime only by him or her.

The Committee may specify at the date of grant that part or all of the shares of Common Stock that are to be issued or transferred by the Company upon exercise of Stock Options, upon payment under any grant of Performance Awards or Performance Units, or no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in the Incentive Plan, shall be subject to further restrictions on transfer.

Adjustments. The Plan provides that the number of shares available for awards will be adjusted to account for (a) shares relating to awards that expire or are forfeited under the Incentive Plan, or (b) shares that are transferred, surrendered or relinquished in payment of the option exercise price for satisfaction of withholding rules for the exercise or receipt of awards under the Incentive Plan. This permits the grant of additional awards equal to the number of shares turned in by award recipients. The maximum number of shares of Common Stock covered by outstanding Stock Awards, Stock Options, Performance Awards and Restricted Shares granted under the Incentive Plan, and the prices per share applicable to those shares, are subject to adjustment in the event of stock dividends, stock splits, combinations of shares, recapitalizations, mergers, consolidations, spin-offs, reorganizations, liquidations, issuances of rights or warrants, and similar events. In the event of any such transaction, the Committee is given discretion to provide a substitution of alternative consideration for any or all outstanding awards under the Incentive Plan, as it in good faith determines to be equitable under the circumstances, and may require the surrender of all awards so replaced. The Committee may also make or provide for adjustments in the numerical limitations under the Incentive Plan as the Committee may determine appropriate to reflect any of the foregoing transactions or events.

The Committee administers the Incentive Plan and has the authority to select the participants from those eligible under the Incentive Plan. The Committee determines the type, number and other terms and conditions of the awards. The Committee may prescribe award documents, establish rules and regulations for the administration of the Incentive Plan, construe and interpret the Incentive Plan and the award documents and make all other decisions or interpretations as the Committee may deem necessary. The Committee may make awards to employees under any or a combination of all of the various categories of awards that are authorized under the Incentive Plan, or in its discretion, make no awards. At or after the time of grant of an award, the Committee may determine the vesting, exercisability, payment and other restrictions that apply to the award. The Committee will also have authority, at or after the time of grant, to determine the effect, if any, that an employee's termination of employment or a change in control of the Company will have on the vesting and exercisability of an award. In accordance with rules and procedures established by the Committee, the Committee may permit a participant to defer some or all of an award at or after the time of grant and may also require mandatory deferrals of a portion of an award in excess of an amount specified by the Committee.

The Incentive Plan may be amended from time to time by the Committee. However, any amendment that must be approved by the stockholders of the Company in order to comply with applicable law or the rules of the principal national securities exchange or quotation system upon which the Common Stock is traded or quoted will not be effective unless and until such approval has been obtained in compliance with those applicable laws or rules. These amendments would include any increase in the number of shares issued or certain other increases in awards available under the Incentive Plan (except for increases caused by adjustments made pursuant to the Incentive Plan). Presentation of the Incentive Plan or any amendment of the Incentive Plan for stockholder approval is not to be construed to limit the Company's authority to offer similar or dissimilar benefits through plans that are not subject to stockholder approval. The Incentive Plan does not confer on any participant a right to continued employment with the Company.

The Committee may provide for special terms for awards to participants who are foreign nationals or who are employed by the Company outside the United States of America as the Committee may consider necessary or appropriate to accommodate differences in local law, tax policy or custom.

The Board or the Committee may, at any time, terminate or, from time to time, amend, modify or suspend the Incentive Plan. However, no amendment may increase the limits set forth in the Incentive Plan, allow for grants of Stock Options at an exercise price less than fair market value at the time of grant or amend the Incentive Plan in any way which would permit a reduction in the exercise price of Stock Options, without stockholder approval.

Plan Benefits. No awards of any kind have yet been made under the Incentive Plan. Given the discretion of the Committee in administering the Incentive Plan, it is not possible to determine in advance whether awards will be granted or how any types of awards authorized under the Incentive Plan will be allocated among eligible participants. **For information regarding options granted to the Company's Named Executive Officers during fiscal 2000, see "Summary Compensation Table" on page 19 of this proxy statement, and for long-term performance awards granted to those individuals in 2000, see "Long-Term Incentive Plans — Awards in Last Fiscal Year" on page 21.**

FEDERAL INCOME TAX CONSEQUENCES

The federal income tax consequences of the grant and exercise of a Stock Option and the grant of various awards under the Incentive Plan are summarized below. The summary is not intended to be complete and is not intended as tax advice to any person.

Nonqualified Stock Options. The grant of a nonqualified stock option has no immediate federal income tax effect. The participant will not recognize taxable income and the Company will not receive a tax deduction. When the participant exercises the option, he or she will recognize ordinary income in an amount equal to the excess of the fair market value of the Common Stock on the date of exercise over the exercise price, and the Company will generally receive a tax deduction equal to the amount of income recognized. Any gain or loss upon a subsequent sale or exchange of Common Stock will be short or long-term capital gain or loss, depending on the holding period of the Common Stock. Nonqualified stock options granted under the Incentive Plan are intended to qualify as qualified performance-based compensation for purposes of Section 162(m) of the Code.

Incentive Stock Options. When a participant is granted an incentive stock option, or when the participant exercises the option, he or she will generally not recognize taxable income (except for purposes of the alternative minimum tax) and the Company will not receive a tax deduction. If the participant holds the shares of Common Stock for at least two years from the date of grant and one year from the date of exercise, any gain or loss upon a subsequent disposition of the shares will be treated as long-term capital gain or loss.

11

Restricted Shares. The recipient of Restricted Shares generally will be subject to tax at ordinary income rates on the fair market value of the Restricted Shares reduced by any amount paid by the participant at such time as the shares are no longer subject to forfeiture or restrictions on transfer for purposes of Section 83 of the Code. However, a recipient who elects under Section 83(b) of the Code within 30 days of the date of transfer of the shares will have taxable ordinary income on the date of transfer of the shares equal to the excess of the fair market value of such shares (determined without regard to the restrictions) over the purchase price, if any, of the Restricted Shares. If a Section 83(b) election has not been made, any dividends received that relate to Restricted Shares subject to restrictions generally will be treated as compensation that is taxable as ordinary income to the participant. Upon payment with respect to Restricted Stock Units earned, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of Common Stock received.

Performance Awards and Performance Units. No income generally will be recognized upon the grant of Performance Awards or Performance Units. Upon payment with respect to Performance Awards or Performance Units earned, the recipient generally will be required to include as taxable ordinary income in the year of receipt an amount equal to the amount of cash received and the fair market value of any unrestricted shares of the Common Stock received.

Special Rules Applicable to Officers and Directors. In limited circumstances where the sale of stock received as a result of a grant or award could subject an officer or Director to suit under Section 16(b) of the Securities Exchange Act of 1934, the tax consequences to the officer or Director may differ from the tax consequences described above. In these circumstances, unless a special election has been made, the principal difference usually will be to postpone valuation and taxation of the stock received so long as the sale of the stock received could subject the officer or Director to suit under Section 16(b) of the Securities Exchange Act of 1934, but no longer than six months.

Tax Consequences To the Company. To the extent that a participant recognizes ordinary income in the circumstances described above, the Company will generally be entitled to a corresponding deduction, provided, among other things, that the income meets the test of reasonableness, does not, along with other income of the participant, exceed the limitation on deductible compensation under Section 162(m) of the Code, is an ordinary and necessary business expense, and is not an "excess parachute payment," and that any applicable withholding obligations are satisfied.

Compliance with Section 162(m) of the Code. The plan is intended to comply with rules for deductibility under Section 162(m) of the Code and will be administered in accordance with Section 162(m).

Withholding Taxes. To the extent that the Company is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a participant under the Incentive Plan, and the amounts available to the Company for that withholding are insufficient, it is a condition to the receipt of payment or the realization of the benefit that the participant make arrangements satisfactory to the Company for payment of the balance of those taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of that benefit. The Committee and a participant or such other person may also make arrangements with respect to payment in cash of any taxes with respect to which withholding is not required. No common share or benefit withholding shall exceed the minimum required withholding.

ACCOUNTING TREATMENT

Performance Awards and Performance Units. Performance Shares and Performance Units will require a charge against income of the Company periodically representing increases in the value of the anticipated benefits. The charge is based on the dollar amount expected to be paid at the end of the performance period. Restricted Shares will require a charge against income equal to the fair market value of the awarded shares at the time of award less the amount, if any, paid or payable by the participant. The charge is spread over the earn-out period for the Restricted Shares. Given the variety of awards that may be made separately or in combination under the Incentive Plan, actual awards may result in periodic charges against income in some other circumstances.

The Board of Directors recommends that stockholders vote FOR the 2001 Incentive Compensation Plan.

Agenda Item 3
STOCKHOLDER PROPOSAL

The Amalgamated Bank of New York LongView Collective Investment Fund, the beneficial holder of 1,300 shares of the Company's Common Stock, has given notice of the Fund's intention to introduce the following resolution at the Annual Meeting:

"RESOLVED: The stockholders of Cooper Tire & Rubber Company (the "Company") request that the board of directors take the necessary steps in accordance with Delaware law to declassify the board of directors so that all directors are elected annually, such declassification to be carried out in a manner that does not affect the unexpired terms of directors previously elected.

SUPPORTING STATEMENT

The election of directors is the primary avenue for shareholders to influence corporate governance policies and to hold management accountable for its implementation of those policies. We believe that classification of the board of directors, which results in only a portion of the board being elected annually, is not in the best interests of our Company and its stockholders.

The Company's board of directors is divided into three classes, with approximately one-third of all directors elected annually to three-year terms. Eliminating this classification system would require each director to stand for election annually and would give stockholders an opportunity to register their views on the performance of the board collectively and each director individually.

We believe that electing directors in this manner is one of the best methods available to stockholders to ensure that the Company will be managed in a manner that is in the best interest of the stockholders. We believe that this step is warranted both as a matter of sound corporate governance and in light of the Company's disappointing performance:

- The Company's stock has lost 60% of its value over the five-year period ending in mid-November 2000.

- Over the same period, the Company's stock has underperformed all six of its peers in the S&P 500 "auto parts and equipment" sector.

- A similar resolution was adopted two years ago, but the Board has refused to heed the recommendation of the stockholders.

We therefore urge our fellow stockholders to support this reform. A number of companies have declassified boards. We regard as unfounded the concern expressed by some that the annual election of all directors could leave companies without experienced directors in the event that all incumbents are voted out by stockholders. In the unlikely event that stockholders do vote to replace all directors, such a decision would express dissatisfaction with the incumbent directors and would reflect the need for change.

"WE URGE YOU TO VOTE FOR THIS RESOLUTION"

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<center>**BOARD'S RESPONSE TO THIS STOCKHOLDER PROPOSAL**</center>

The adoption of a classified Board by the Company was submitted to and approved by the stockholders of the Company at its Annual Meeting held on May 7, 1985. At the same time, the stockholders approved an amendment to the Bylaws which would require the vote of 80% of all shares outstanding, not just those present at a meeting at which the issue is voted upon, to repeal the Bylaw provision establishing a classified Board. In support of the decision to adopt a classified Board, the Board of Directors at that time noted both the stability and continuity that would result from the avoidance of a precipitous change in the entire makeup of the Board at one time, and the encouragement that a classified Board would provide to a third party seeking control of the Company to negotiate its plans with the Board, which has a fiduciary duty to act in the best interests of all stockholders, rather than take actions to gain control of the Company through a proxy contest or other means that might benefit some, but not all of the Company's stockholders.

In 1999, a committee of the Board appointed to examine the continued appropriateness of the classified Board revisited the issue. That committee determined that the reasons for instituting the classified Board in 1985 remained valid and that the continuity provided by electing directors to three-year terms greatly outweighed any limited positive effect that might result from giving shareholders the ability to vote on each director each year.

The Board continues to believe that the reasons expressed for a classified Board remain sound, and in fact, may make even more sense today than they did in previous years. The Company has undergone dramatic change over the past three years. Under the Board's leadership during that time period, the Company has identified a growth strategy, and has hired a new chief executive officer charged with implementing that strategy. As a result of the aggressive efforts taken in response to the Board's direction, the Company has nearly doubled its revenues, has broadened its product lines, and has further penetrated its key markets, including substantially increasing its ability to serve its customers on a global basis.

As the Company further implements its strategy under new executive leadership, the Board believes that the continuity provided by having directors who are familiar with and were involved in both the development and implementation of that strategy, and who can cast a knowledgeable eye on the efforts of management to execute the strategic plan developed under the Board's leadership, is in the best interest of the Company's stockholders. An abrupt change in the entire group responsible for the Company's recent actions would not be helpful to the protection of those interests.

The Board also continues to believe that a classified Board will deter attempts to acquire control of the Company through devices that are not in the best interests of all stockholders, by encouraging potential seekers of control to negotiate their proposals with the Board. The existence of a classified Board will also deter frivolous attempts at gaining control or influencing, the direction of the Company that, even if unlikely to be successful, can be disruptive to the conduct of the Company's business.

As a result, the Board of Directors believes very strongly that declassification of the Board is detrimental to the interests of the Company's stockholders, and urges a vote against the stockholder's proposal. The affirmative vote of the stockholders of a majority of the shares of Common Stock represented in person or by proxy at the Annual Meeting is required for approval of this proposal.

The Board of Directors recommends that stockholders vote AGAINST this stockholder proposal.

EXECUTIVE COMPENSATION AND RELATED INFORMATION

Compensation Committee Report on Executive Compensation

This report is submitted by all members of the Compensation Committee (the "Committee"), to explain the Committee's policies with respect to the compensation of the Company's executive officers in 2000, including the relationship between their compensation and the performance of the Company.

General Philosophy

The Compensation Committee has determined that to maximize shareholder value, the Company's executive compensation program should meet the following objectives:

- attracting and retaining outstanding executive talent

- providing superior financial rewards when the Company achieves superior financial performance

- providing incentives through cash bonus payments to meet both the Company's short and longer-term performance objectives

- aligning the interests of the Company's executive officers with those of its stockholders with incentive compensation arrangements that reward executives with cash bonuses when aggressive financial performance targets that are likely to drive shareholder value are met or exceeded over annual and longer-term periods, and with stock options that will provide significant financial rewards as shareholder value is created through increases in the Company's stock price

To accomplish these objectives, the Company's executive compensation program consists of four key elements: base salary; incentive compensation based upon meeting designated performance targets over a one-year period; incentive compensation based upon meeting longer-term performance targets over a three-year period; and equity-based compensation, consisting primarily of stock options.

Executive Compensation Policies in 2000

In 1999, the Company completed the acquisition of The Standard Products Company and announced an agreement to acquire the Siebe Automotive Division of Invensys p. l. c., which was subsequently completed in January 2000. These transactions have increased the Company's revenues by nearly 80% and have significantly diversified and broadened the Company's organization structure and business portfolio. Given the magnitude of change associated with these transactions, the Committee undertook a review in 1999 of how the Company's executive compensation programs should be revised to better support the requirements of the new organization. As a result of this review, a number of changes were made to the executive compensation program for 2000 and beyond, all of which are within the boundaries of the 1998 Incentive Compensation Plan approved by stockholders in 1998. The changes include:

- targeting the base pay element of the Company's executive compensation program at median levels for comparable positions at U. S. industrial companies with a comparable level of revenues

- targeting annual and long-term incentive elements of the program at levels based on survey data for publicly held U. S. industrial companies or their component operations comparable in size to that managed by each executive officer

- replacing return on equity with return on invested capital as the performance measure for corporate officers in the annual bonus plan

- replacing return on equity for corporate officers and return on assets managed for division officers with a growth element based on generation of operating cash flow as the performance measure in the long-term cash incentive plan

For most executives of the Company, these changes have resulted in increased base salaries and reduced target annual incentive awards. However, the sum of base salary and annual bonus at target levels of performance for 2000 was designed to be consistent with 1999 levels, adjusted for normal increase patterns. In general, the performance targets under the annual and long-term incentive compensation programs will be set at higher levels than previously, which will have the effect of more closely tying aggregate executive compensation to the creation of shareholder value. The Committee believes these changes better reflect the requirements of the organization and provide a competitive, performance-based compensation system that will not only attract and retain superior management talent, but will motivate and reward those managers to create superior shareholder value.

Salaries and Annual Bonuses

The base salary of each executive officer of the Company for a particular calendar year, including the year 2000, is determined by the Committee. Each base salary is targeted to be at the median (50th percentile) for the position at U. S. industrial companies similar in size to the Company. The Committee has retained an executive compensation consultant to assist it in determining median compensation levels. The group of industrial companies used as a comparison for determining the base salaries of the Company's executive officers, as well as the other elements of their compensation package, may include some of the same companies that make up the indices used in the performance graph set out on page 25 of the proxy statement, but is not the same as the group of companies that make up those indices. Variations from the median in the base pay of certain executive officers, if any, are based upon the specific job responsibilities of the position, the job performance of the individual holding the position, the individual's tenure in the position, and any internal equity considerations that the Committee determines are appropriate.

The annual bonus of each executive officer is determined by two factors: 1) the percentage of base salary which that particular officer will receive if the "performance target" established by the Committee at the beginning of the year for the business unit at which the executive officer is employed is exactly met (this is known as the "target bonus percentage"), and 2) the performance of that business unit relative to the performance target established for the unit by the Committee. Beginning in 2000, the performance target for executive officers with primarily corporate responsibilities is based upon the Company's return on invested capital ("ROIC"), rather than return on equity ("ROE"). ROIC is calculated by dividing net operating profit after tax by a five-point average of the sum of long-term debt and shareholders' equity. For executive officers employed in a business unit of the Company, the performance target is based upon that business unit's return on assets managed ("ROAM"). "ROAM" is calculated by dividing (a) income before interest, foreign currency gains or losses, and federal income taxes, by (b) an average of controlled assets. ROAM, like ROIC, is a measurement of employees' success in utilizing capital resources but, unlike ROIC, focuses on specific assets.

The change in 2000 to ROIC from ROE as the performance measurement for the annual bonuses paid to corporate executives was the result of the Committee's determination that, given the capital structure of the Company following the two large acquisitions, improvements in shareholder value were more likely to result from a high level of ROIC than from commensurate improvements in ROE.

The performance target for a given year is determined at the beginning of that year by the Committee, based upon its determination of what would constitute an appropriate level of performance for the Company or the business unit. In making that determination, the Committee takes into account the following principal factors, with an emphasis on the first two of the factors:

- the economic environment in which the Company expects to operate during the year

- expected performance based upon the annual operating plan of the Company, which is reviewed and approved by the Board of Directors

- specific business opportunities identified by management

If the performance target applicable to a particular business unit is exactly met, each officer in that business unit will receive his or her "target bonus percentage." If the actual performance of the business unit varies from the performance target established by the Committee, the bonus payment will be greater or lesser than the target bonus percentage, depending upon whether actual performance exceeds or falls short of the performance target. If actual performance is less than 80% of the performance target, no bonus will be paid. If actual performance equals 80% of the performance target, a bonus equal to 50% of the target bonus percentage will be paid. The amount paid will increase by 2. 5% for each percentage point increase in the actual performance of the unit as a percentage of the performance target. If the performance target is exceeded, an additional 5% of the target bonus percentage will be paid for each percentage point by which actual performance exceeds the performance target. The target bonus percentage is determined for each position based on survey data for publicly held U. S. industrial companies or their component operations comparable in size to that managed by each executive officer.

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In 2000, the actual corporate performance was less than target performance, resulting in cash bonuses to corporate executive officers that were 85. 8% of their target bonus percentages. The payouts for participants in the business units ranged from 0% to 170. 3% of their target bonus percentages.

Long Term Incentive Compensation

1. Cash Bonuses

In addition to annual cash bonuses, the Company provides its executive officers with an opportunity to earn additional incentive compensation based upon meeting performance targets established for a three-year period.

Under the program applicable for 2000 grants, a "target cash amount" is established for each participant, which will be paid in the year following the end of a three-year performance cycle, if performance targets established by the Committee for the cycle are exactly met. If the actual performance of a business unit varies from the performance target established for that business unit by the Committee, the actual cash bonus payable will be greater or lesser than the target cash amount, depending upon whether actual performance exceeds or falls short of the performance target. If actual performance is less than 90% of the performance target, no bonus will be paid. If the actual performance equals 90% of the performance target, a bonus equal to 50% of the target cash amount will be paid. That amount will increase by 5% for each percentage point increase in the actual performance of the unit as a percentage of the performance target. If the performance target is exceeded, an additional 10% of the target cash amount will be paid for each percentage point by which the actual performance exceeds the performance target. The "target cash amount" is determined for each position based on survey data for publicly held U. S. industrial companies or their component operations comparable in size to that managed by each executive officer.

Payouts made in February 2001 under the 1998 grants for the performance cycle ending December 31, 2000 were based upon ROE over a three-year period for officers with corporate responsibilities, and ROAM for officers employed in a business unit of the Company. Beginning with the 2000-2002 performance cycle, the performance target for all participants, whether employed at the corporate or business unit level, are based upon the generation of operating cash flow (net operating profit after tax plus depreciation and amortization) calculated for the Company or a business unit, whichever is applicable to a particular participant, in relation to the operating cash flow targets set by the Committee for the Company and each of its business units. The Committee has determined that the Company's return on invested capital correlates to changes in shareholder value, and that improvement in operating cash flow is an important element in improving return on invested capital. As a result, the Committee has adopted this performance measure for its long- term incentive compensation plan.

Grants during 1998 and 1999 provided for lower target cash amounts and utilized lower performance targets than those utilized with respect to the 2000 grants. Payouts made in 2001 for the 1998-2000 cycle equaled 200. 2% of the target cash amount for participants whose performance targets were based on ROE, and 186. 9% to 341. 9% of the target cash amount for participants whose performance targets were based on the ROAM of the various business units.

2. Stock Options

Key employees of the Company, including executive officers, are eligible for stock option grants in accordance with plans approved by the stockholders. In awarding stock options to the Company's key executives, the Committee intends to provide those executives with a direct opportunity to benefit from long-term increases in shareholder value as reflected in the Company's stock price. Options under the plan are generally granted for ten-year terms and become exercisable in two equal installments, one and two years after they are granted, respectively.

The number of options granted to executive officers in 2000 was designed to provide a benefit equal in value to approximately 70% of the total value of the long-term incentive compensation award made to executive officers. In arriving at this figure, the options granted have been valued in accordance with the Black-Scholes valuation method.

The aggregate value of the two elements comprising long-term incentive compensation is intended to deliver competitive compensation for each position and is based on survey data for publicly held U. S. industrial companies or their component operations comparable in size to that managed by each executive officer.

Compensation of Chief Executive Officer

Mr. Dattilo was elected Chairman, president and Chief Executive Officer of the Company, effective April 28, 2000. At that time, his annualized base salary was increased from $600,000 to $650,000, upon a determination by the Committee that the increased responsibility resulting from the addition of the positions of Chairman of the Board and Chief Executive Officer warranted an increased level of base compensation. In determining the appropriate level of base salary and incentive compensation for Mr. Dattilo, the Committee reviewed survey data provided by its executive compensation consultant for the compensation levels of chief executive officers of publicly traded U. S. industrial corporations comparable in size to the Company. The Committee also took into account the leadership provided by Mr. Dattilo in identifying, evaluating and completing two major acquisitions in the automotive parts industry, in successfully integrating them into the Company, and in managing a company that in a short period of time had become much larger and more diverse, both geographically and in terms of products provided and markets served.

Mr. Dattilo received a bonus for the year 2000 of $336,277, under the same annual bonus plan formula as that applicable to all executive officers. The target bonus percentage applicable to Mr. Dattilo was 55% for the period prior to his being elected Chief Executive Officer, and 65% thereafter. Mr. Dattilo also received a grant under the long-term incentive cash compensation plan for the 2000-2002 performance period. The original amount of the grant was $260,000. Upon his election as Chairman of the Board and Chief Executive Officer, Mr. Dattilo's award was increased by $78,000, prorated for the portion of the three-year period after his election as Chairman and Chief Executive Officer. The amount to be received by Mr. Dattilo under that plan will be calculated in accordance with the same formula as that applicable to all executive officers. Mr. Dattilo was also granted stock options in 2000 to purchase 100,000 shares of the Company's Common Stock.

The levels of base compensation, annual bonus, and long-term incentive compensation, consisting of both stock options and cash compensation for performance over a three-year period, awarded to Mr. Dattilo for the year 2000 were each determined on the same basis as for other executive officers.

Through April 28, 2000, Mr. Rooney served as Chief Executive Officer of the Company. His annualized base salary during this period was $670,000. This amount had been determined by the Committee to be appropriate, based not only upon survey data for publicly-held U. S. industrial corporations comparable in size to the Company, but also upon the financial performance of the Company in 1998 and 1999, Mr. Rooney's efforts in identifying his successor as Chief Executive Officer, and the lead role he played in developing the strategy which led the Company to expand through the making of two automotive parts acquisitions. Mr. Rooney received a bonus for the year 2000 of $158,248, based upon a target bonus percentage of 65% of base salary. Mr. Rooney's bonus was calculated under the same formula applicable to all executive officers of the Company. Mr. Rooney also received in 2000 a target cash grant under the long-term performance cash plan of $350,000, for the three-year performance cycle commencing in 2000. In February 2001, he received payments of $355,290 and $268,237 for the performance cycles beginning in 1998 and 1999, respectively. No payment was made for the cycle commencing in 2000, because the minimum threshold performance target for the year 2000 was not met.

Deductibility of Compensation Over $1 Million

Regulations issued under Section 162(m) of the Internal Revenue Code provide that compensation in excess of $1 million paid to the Chief Executive Officer and other executive officers named in the proxy statement will not be deductible unless it meets specified criteria for being "performance-based". The Committee believes the 1998 Incentive Compensation Plan and the proposed 2001 Incentive Compensation Plan includes provisions which comply with the "performance-based" criteria and accordingly should result in the Company retaining the tax deductibility of any amounts earned under this plan in future years.

Submitted by the Compensation Committee of the Company's Board of Directors:

> Byron O. Pond, Chairman
> Edsel D. Dunford
> John F. Meier
> Ronald L. Roudebush

Summary of Cash and Certain Other Compensation

The following table shows, for the fiscal years ending December 31, 1998, 1999, and 2000, the cash compensation paid by the Company, as well as certain other compensation paid or accrued for those years, to Mr. Dattilo, Chairman, President, and Chief Executive Officer; Mr. Rooney, who served as Chairman and Chief Executive Officer until April 28, 2000; and the four most highly compensated officers other than Mr. Dattilo who were serving as executive officers as of December 31, 2000 (the "Named Executive Officers").

SUMMARY COMPENSATION TABLE

		Annual Compensation		Long-Term Compensation			All Other Compensation[1]
Name and Principal Position[2]	Year	Salary	Bonus	Restricted Stock and Restricted Stock Unit Awards	Number of shares underlying stock option awards	LTIP[3] Payout	
Thomas A. Dattilo	2000	$633,470	$336,277	—	100,000		$57,783
Chairman of the Board	1999	375,000	550,188	$613,125[4][6]	150,000		—
President and Chief Executive Officer	1998	—	—	—	—		—
Patrick W. Rooney	2000	283,743	158,248	—	—	$623,527	39,550
Former Chairman of	1999	456,355	631,518	—	40,000		50,991
the Board and Chief Executive Officer	1998	434,623	415,221	167,279[6]	38,500		54,638
John Fahl	2000	396,372	153,044	—	50,000	130,146	34,814
Executive Vice President	1999	232,372	321,563	—	16,000		36,571
	1998	221,306	297,643	—	11,900		18,627
James S. McElya	2000	334,891	212,921	—	40,000		—
Vice President	1999	—	—	—	—		—
	1998	—	—	—	—		—
William S. Klein	2000	342,000	125,382	—	30,000	93,459	29,269
Vice President	1999	276,571	198,671	—	12,000		28,340
	1998	268,516	171,022	—	9,600		26,252
Roderick F. Millhof	2000	320,000	120,023	—	35,000	165,042	25,817
Vice President	1999	239,614	246,203	32,625[5][6]	12,000		29,209
	1998	223,938	245,556	—	9,600		27,659

(1) Includes total amounts paid or accrued for the indicated fiscal years, consisting of Company matching contributions to the Thrift and Profit Sharing Plan and allocations to the Nonqualified Supplementary Benefit Plan, which provides benefits otherwise denied participants because of Internal Revenue Code limitations on qualified benefits.

(2) Mr. Dattilo has served in the listed capacity since April 28, 2000. Prior to that date he served as President and Chief Operating Officer. Mr. Rooney served as Chairman and Chief Executive Officer until April 28, 2000. Mr. McElya became employed by the Company on January 28, 2000, when Siebe Automotive was acquired by the Company. In addition to the corporate officer titles disclosed below for the Named Executive Officers, Messrs. Fahl, McElya, Klein, and Millhof also hold the following operating positions: Mr. Fahl — President, Cooper Tire; Mr. McElya — President, Cooper-Standard Automotive; Mr. Klein - Executive Vice President, Cooper Tire; and Mr. Millhof — Executive Vice President, Cooper-Standard Automotive.

(3) The amounts shown represent payouts for the 1998-2000 performance period, except that the payout for Mr. Rooney also represents a pro rata payout for the 1999-2001 performance period, based upon the portion of the period during which he was employed. No payout was made to Mr. Rooney for the 2000-2002 performance period because the minimum performance threshold for making a payment was not met. Messrs. Dattilo and McElya did not receive payouts because they were not employed by the Company in 1998, when long-term incentive grants for the 1998-2000 performance period were made.

(4) In January 1999, Mr. Dattilo received a grant of 30,000 restricted common shares in connection with the inception of his employment with the Company. The dollar amount shown in the table is the market value on the date of the grant of the shares awarded to him. The award provides for vesting of the restricted shares in equal annual installments in January 2000, 2001, and 2002, provided that Mr. Dattilo continues to be employed by the Company on each vesting date. On November 18, 1999, Mr. Dattilo surrendered his restricted shares in exchange for a grant of 30,000 restricted stock units, the market value of which was $489,375 on the date of grant. The restricted stock unit award provides for vesting on the same dates as the restricted stock would have vested.

(5) In November 1999, Mr. Millhof received a grant of 2,000 restricted stock units. The dollar amount shown in the table is the market value on the date of the grant of the shares underlying the units awarded to him. Mr. Millhof's grant vested in November 2000.

(6) All grants of restricted stock units were made under agreements that provide for accrual of dividend equivalents and deferral of the receipt of the underlying shares until a date (or dates) selected by the executive at the time of the grant. Each executive's restricted stock unit account will be settled through delivery to the executive on the date(s) selected of a number of shares of common stock of the Company corresponding to the number of restricted stock units awarded to the executive, plus shares representing the value of dividend equivalents. At December 31, 2000, the number of restricted stock units outstanding and the related market values of those units were: Mr. Dattilo — 31,372 units at $333,328; and Mr. Millhof — 2,094 units at $22,249.

Stock Option Grants

The following table contains information concerning the grant of stock options to the Named Executive Officers during the 2000 fiscal year. All grants were made under the 1998 Incentive Compensation Plan. In addition, in accordance with rules of the Securities and Exchange Commission (the "SEC"), a valuation is assigned to each reported option as of the grant date. The ultimate actual value will be determined only by the market value of the Company's Common Stock at a future date.

OPTION GRANTS IN LAST FISCAL YEAR

Name	Individual Grants				Grant Date Value
	Number of shares underlying options granted[1]	Percent of total options granted to employees in fiscal year	Exercise price per share	Expiration date[2]	Grant date present value[3]
Thomas A. Dattilo	100,000	6.3%	$12.5938	February 7, 2010	$521,740
Patrick W. Rooney	—	—	—	—	—
John Fahl	50,000	3.2	12.5938	February 7, 2010	190,109
James S. McElya	40,000	2.5	12.5938	February 7, 2010	208,696
William S. Klein	30,000	1.9	12.5938	February 7, 2010	122,004
Roderick F. Millhof	35,000	2.2	12.5938	February 7, 2010	162,959

(1) 50% of the options became exercisable on the first anniversary of the date of grant and the remaining 50% become exercisable on the second anniversary of the date of grant.

(2) Subject to earlier expiration if the executive ceases to be an employee of the Company, with specified periods for exercise after termination provided in the event of termination without cause, retirement, or death.

(3) Calculated using the Black-Scholes option pricing model. Assumptions used in calculating the reported values include (a) an expected volatility based on the daily change in the share price of the Company's Common Stock for the period July 1, 1995 through February 8, 2000, (b) a weighted average risk-free rate of return of 6. 9%, (c) a dividend yield of 1. 6%, and (d) a time of exercise based on the earlier of the historical exercise pattern of each individual or the latest permissible date. No adjustments were made for non-transferability or forfeiture.

Option Exercises and Holdings

The following table sets forth information with respect to the Named Executive Officers concerning the exercise of options during 2000 and unexercised options held as of the end of 2000.

AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION VALUES

Name	Shares acquired on exercise	Value realized	Number of shares underlying unexercised options at fiscal year-end		Value of unexercised in-the-money options[1] at fiscal year-end	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Thomas A. Dattilo	—	$ —	75,000	175,000	$ —	$ —
Patrick W. Rooney	—	—	74,520	—	—	—
John Fahl	—	—	51,200	58,000	—	—
James S. McElya	—	—	—	40,000	—	—
William S. Klein	—	—	37,600	36,000	—	—
Roderick F. Millhof	—	—	24,200	41,000	—	—

(1) In accordance with SEC rules, this value is based upon the average of the high and low market prices on the New York Stock Exchange on the last trading day of the fiscal year, which was $10. 625, less the exercise price. Whether any actual profits will be realized will depend upon whether the shares acquired are sold and the amount received upon any such sale.

Long-Term Performance Cash Plan

The following table sets forth information with respect to the Named Executive Officers concerning the grant of long-term performance cash awards under the Company's 1998 Incentive Compensation Plan during the 2000 fiscal year.

LONG-TERM INCENTIVE PLANS — AWARDS IN LAST FISCAL YEAR

Name	Performance or Other Periods Until Maturation or Payout[1]	Threshold Payouts[3]	Target Payouts[3]
Thomas A. Dattilo	1/1/2000 through 12/31/2002	$164,694	$329,388
Patrick W. Rooney	1/1/2000 through 12/31/2002[2]	$175,000	$350,000
John Fahl	1/1/2000 through 12/31/2002	$ 60,000	$120,000
James S. McElya	1/1/2000 through 12/31/2002	$ 48,960	$ 97,920
William S. Klein	1/1/2000 through 12/31/2002	$ 40,000	$ 80,000
Roderick F. Millhof	1/1/2000 through 12/31/2002	$ 42,500	$ 85,000

(1) Participant must be an employee at the end of the Performance Period to receive the proceeds of the grant, except that if such participant dies, retires or becomes disabled prior to the end of the Performance Period, he will receive a prorated award earned based on the portion of the Performance Period during which he was an employee, and the actual performance of the applicable business for the portion of the Performance Period through the end of the year in which the executive's employment terminates.

(2) No payout will be made to Mr. Rooney attributable to this grant because Company performance for the year 2000 under the criteria used to determine a payout was below the minimum level required for a payout to be made.

(3) Payouts of awards are tied to the achievement over a three-year period of specified levels of "Operating Cash Flow, " which the Company defines as "net operating profit after tax plus depreciation and amortization. " The specified levels for a year are set each year by the Compensation Committee. Performance versus the specified level is determined by dividing the sum of the actual performance for each of the three years of the performance period by the sum of the target performance levels for each of the three years of the performance period. The targeted levels for Messrs. Dattilo, Rooney, and Fahl are based on the Operating Cash Flow of the entire Company. The targeted level for Mr. Klein is based upon the Operating Cash Flow of the Tire Group, and the targeted levels for Messrs. McElya and Millhof are based upon the Operating Cash Flow of the Automotive Group. No payout will be made unless 90% of the Operating Cash Flow target is met. If that occurs, a payout equal to 50% of the "target payout" set forth in the table will be made. That amount is reflected in the "Threshold Payout" column of the table. The percentage of the target payout made will increase by 5% for each additional 1% increase in Operating Cash Flow, up to 100% of the Operating Cash Flow target. For each additional 1% by which Operating Cash Flow exceeds the specified target, the executive will receive an additional 10% of his target payout. The maximum payout that can be received by any one individual in respect of a particular award is $6,000,000, less the aggregate amounts of annual bonus received

for each of the three years of the performance period.

Pension Plans

The Company maintains tax-qualified defined benefit pension plans for most of its salaried employees. All contributions to the plan are made by the Company. Under the plan applicable to the Named Executive Officers, the amount of pension received depends primarily upon the participant's level of compensation during the last ten years of his employment and his years of service with the Company. The following table shows the amount of pension that a participant can expect to receive if he retires at age 65, and elects to receive his pension in the form of a straight-life annuity, rather than under any of the survivor options contained in the plan. Receiving the benefit under a survivor option would reduce the amount payable to the participant by an actuarially calculated amount, but would permit a surviving spouse or other beneficiary to continue to receive payments under the plan after his death.

PENSION PLAN TABLE

Remuneration	Years Of Service							
	15	20	25	30	35	40	45	50
$ 300,000	$ 67,500	$ 90,000	$112,500	$135,000	$157,500	$180,000	$202,500	$225,000
350,000	78,750	105,000	131,250	157,500	183,750	210,000	236,250	262,500
400,000	90,000	120,000	150,000	180,000	210,000	240,000	270,000	300,000
450,000	101,250	135,000	168,750	202,500	236,250	270,000	303,750	337,500
500,000	112,500	150,000	187,500	225,000	262,500	300,000	337,500	375,000
550,000	123,750	165,000	206,250	247,500	288,750	330,000	371,250	412,500
600,000	135,000	180,000	225,000	270,000	315,000	360,000	405,000	450,000
650,000	146,250	195,000	243,750	292,500	341,250	390,000	438,750	487,500
700,000	157,500	210,000	262,500	315,000	367,500	420,000	472,500	525,000
750,000	168,750	225,000	281,250	337,500	393,750	450,000	506,250	562,500
800,000	180,000	240,000	300,000	360,000	420,000	480,000	540,000	600,000
900,000	202,500	270,000	337,500	405,000	472,500	540,000	607,500	675,000
1,000,000	225,000	300,000	375,000	450,000	525,000	600,000	675,000	750,000
1,100,000	247,500	330,000	412,500	494,000	577,500	660,000	742,500	825,000
1,200,000	270,000	360,000	450,000	540,000	630,000	720,000	810,000	900,000
1,300,000	292,500	390,000	487,500	585,000	682,500	780,000	877,500	975,000

"Remuneration" in the table above is the average of a participant's annual compensation during the highest five out of the last ten years of employment. "Annual compensation" for purposes of the plan includes generally, for executives of the Company, the amount of base salary and annual and long-term incentive compensation earned in a particular year. For purposes of determining a participant's "annual compensation," long-term incentive compensation payments for a particular performance period are considered to have been earned ratably over the performance period. As a result, the compensation of Mr. Millhof covered by the plan for the years 1998, 1999, and 2000 is increased by approximately $55,000 per year, or more than 10%, from that shown in the "Annual Compensation" portion of the "Summary Compensation Table" found on page 19 of this proxy statement, due to the allocation of his long-term incentive payout (see the applicable column in the Summary Compensation Table) over the three years of the performance period for which it was earned. For the same reason, Mr. Rooney's compensation covered by the plan was increased by approximately $147,000, $335,000 and $141,500 for the years 1998, 1999, and 2000, respectively, over the compensation shown in the Annual Compensation portion of the Summary Compensation Table. Benefits are not subject to deduction for Social Security or other offset amounts. Any amounts shown in the table which exceed the level of benefits permitted to be paid from a tax-qualified pension plan under the Internal Revenue Code are payable from an unfunded, non-qualified supplemental pension plan sponsored by the Company.

The completed full years of service credited under the plan for each of the Named Executive Officers is as follows: Mr. Dattilo - 2; Mr. Fahl - 45; Mr. Klein - 30; and Mr. Millhof - 12. Mr. Rooney retired in 2000 with 44 years of service and is currently receiving pension benefits. Mr. McElya is not a participant in any defined benefit pension plan of the Company or a subsidiary.

Employment Agreements

The Company has entered into employment agreements with Messrs. Dattilo, Fahl, McElya, Millhof and two other executive officers. Under the agreements, each executive shall remain employed in his present capacity for a specified time, at a base salary not lower than his present base salary and with all benefits presently available generally to executives of the Company. The initial term of each agreement is four years for Mr. Dattilo and three years for Messrs. McElya and Millhof. The term of each agreement shall automatically extend for one additional year each January 1 unless either the Company or the executive gives prior notice of a desire not to extend the term. In no event will the term extend beyond the year in which the executive's 65th birthday occurs. As a result, the agreement for Mr. Fahl will expire during 2001, when Mr. Fahl reaches age 65. The agreements contain a non-compete provision which extends for two years after any termination of employment.

The agreements provide that upon involuntary termination of employment without "Cause" or resignation for "Good Reason" prior to the end of the term of the agreement, the executive shall be entitled to a lump sum payment equal to the amount that he would have received over the remainder of the term of his agreement, had he been paid during that period at the rate of his "average compensation." "Average compensation" shall mean the average of the base salary and annual and long-term incentive compensation received by the executive over the five-year period prior to the year in which his employment terminates.

In addition, the executive shall be entitled to (i) continuation of Company-sponsored life, accident and health insurance benefits for the remainder of the term; (ii) a lump sum payment equal to the actuarial equivalent of the difference between (a) the pension benefits which would have accrued under the Company's qualified and non-qualified pension plans, had he continued his employment through the remainder of the term of the agreement, and been fully vested at that time, and (b) the amount of the pension benefits actually accrued at the date of termination; (iii) a lump sum payment equal to the difference between the exercise price of stock options held by the executive officer, regardless of whether they had vested, and the fair market value of the stock subject to such options at the time of termination; and (iv) full vesting and a cash payment equal to the value at the time of termination of any restricted stock units held by the executive. Mr. McElya would not be entitled to receive the benefit described in (ii) above, because he is not presently participating in a Company-sponsored qualified defined benefit pension plan.

In addition, the agreements provide that upon termination of the executive's employment by the Company without Cause, or resignation by the executive for Good Reason during the remaining period of the executive's employment term which follows a "change in control" of the Company, as the term "change in control" is defined in the agreements, the executive is entitled to a lump sum payment equal to the greater of 1) the amount that he would have received over the remainder of the term of his agreement, had he been paid during that period at the rate of his "average compensation," as defined above, and 2) three times his annual base salary plus target annual incentive compensation for the year prior to the year in which the change in control occurs. In addition, the executive shall receive all of the benefits described in the previous paragraph, plus lifetime retiree medical and life insurance benefits and outplacement services.

"Cause" under the agreements generally includes the willful failure of the executive to substantially perform his duties, the commission of a felony, or the engaging by the executive in willful misconduct which is materially injurious to the Company. "Good Reason" generally includes any reduction in salary or benefits, an alteration of the executive's responsibilities or status, relocation of the executive, the failure of any successor of the Company or its businesses to assume the agreements, or voluntary resignation for any reason within 365 day after a "change in control," in the case of Mr. Dattilo, and during a 30-day period commencing six months after the "change in control," in the case of Messrs. Fahl, McElya and Millhof.

The agreements provide for a tax gross-up for any excise tax due under the Internal Revenue Code for post-termination payments made following a change in control. In addition, all post-termination payments made to an executive under the agreements are conditioned upon the execution by the executive of a release of all claims against the Company.

Mr. Klein is a participant in the Company's Change in Control Severance Pay Plan (the "Plan"), which covers a group of senior executives of the Company who are not covered by individual employment agreements. Under the Plan, an executive at Mr. Klein's level whose employment is terminated within two years after a change in control, or who resigns his employment during that period because his duties and responsibilities have undergone a significant adverse change, his base pay or incentive compensation opportunities have been reduced, or his principal work location has been significantly changed, will be entitled to a lump sum payment equal to twice the sum of his annual base salary and target annual incentive compensation for the year prior to the year in which the change in control occurs.

In addition, Mr. Klein and others covered by the plan shall be entitled to all of the benefits provided upon termination following a change in control to the executives covered by employment agreements, as described above. The additional pension amount shall be calculated as if the executive was employed for two additional years, and Company-sponsored life, accident and health benefits shall be continued for two years after employment terminates. The same excise tax, non-compete and release provisions as are contained in the executive employment agreements shall generally apply to those covered under the Plan.

Compensation of Directors

The Company paid each Director who was not a Company officer an annual retainer in 2000 of $18,000, together with a $2,750 per diem fee for attendance at Board meetings and at Committee meetings not held on the same day as a Board meeting. Directors who are Company officers receive no additional compensation for serving as Directors. During 2000, Board meetings were held on seven days, the Audit Committee met twice on days other than on the day of a Board meeting, the Compensation Committee met once on a day other than the day of a Board meeting, and the Nominating and Governance Committee met twice on days other than the day of a Board meeting. Commencing in 2001, the Chair of the Audit Committee will receive $5,000 for serving in that capacity, and the Chairmen of the Compensation and Nominating and Governance Committees will each receive $4,000 for serving as the heads of those Committees. These amounts reflect the increased importance of the Committees in the Board's governance of the Company.

Non-Employee Directors participate in the 1991 Stock Option Plan for Non-Employee Directors, which was approved by stockholders at the 1991 Annual Meeting. The purpose of the plan is to provide a stock-based component to the Directors' compensation package to more closely align their compensation with the interests of the Company's stockholders. Under the plan, Non-Employee Directors will receive up to 1,000 stock options each year, with the number determined in accordance with a formula which provides that the dollar value of the option grant will be equal to a fixed percentage of each Non-Employee Director's compensation for the previous fiscal year, based upon the Company's return on equity for that year. The exercise price for each option is equal to the fair market value of a share of Common Stock on the grant date. Options granted under the plan become exercisable one year after the date of grant and remain exercisable until ten years after the grant date. Information regarding unexercised options for each Director is indicated in the table on page 29 of this proxy statement. The Plan will expire on May 7, 2001, and no further grants will be made under it after that date.

In 1998, stockholders approved the 1998 Non-Employee Directors Compensation Deferral Plan, which permits Non-Employee Directors to defer some or all of the fees payable to them for service on the Board. Amounts deferred and dividend equivalents are converted into phantom stock units and credited to a bookkeeping account established for this purpose. The number of phantom stock units credited is determined by dividing the amount of the Director's deferred fees by the fair market value of a share of Company Common Stock as of the date of crediting. A Director's account will be settled through the delivery of a corresponding number of shares of Common Stock to the Director on the payment date or dates selected by the Director at the time of the Director's initial deferral election. Payment must commence on the date specified in the deferral election form (or earlier if the Director ceases to be a member of the Board) and be made in either a lump sum or through no more than five annual installments.

Five-Year Stockholder Return Comparison

The SEC requires that the Company include in its proxy statement a line graph presentation comparing cumulative five-year stockholder returns on an indexed basis with the Standard & Poors ("S&P") 500 Stock Index and either a published industry or line-of-business index or an index of peer companies selected by the Company. The Company in 1993 chose what is now the S&P Auto Parts & Equipment — 500 Index as the most appropriate of the nationally recognized industry standards and has used that index for its stockholder return comparisons in all of its proxy statements since that time. The Company has reviewed the appropriateness of continuing to use this index following the acquisitions of The Standard Products Company and Siebe Automotive, and has concluded that it remains the most appropriate index, in part because it includes both automotive parts and tire companies.

The following chart assumes three hypothetical $100 investments on December 31, 1995, and shows the cumulative values at the end of each succeeding year resulting from appreciation or depreciation in the stock market price, assuming dividend reinvestment.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
AMONG THE COMPANY, S&P 500 INDEX
AND S&P AUTO PARTS & EQUIPMENT — 500 INDEX



1995	1996	1997	1998	1999	2000
$100.00	$ 81.30	$101.94	$ 87.08	$ 68.67	$ 48.15
100.00	122.96	163.98	210.85	255.21	231.98
100.00	112.20	140.33	135.34	104.04	82.64

The Compensation Committee Report on Executive Compensation, which commences on page 15 of this proxy statement, the Comparison of Five-Year Cumulative Total Return Among the Company, S&P 500 Index and S&P Auto Parts & Equipment — 500 Index set forth above, and the Audit Committee Report found on page 27 of this proxy statement shall not be deemed to be incorporated by reference by any general statement incorporating this proxy statement by reference into any filing under the Securities Act of 1933 or under the Securities Exchange Act of 1934, except to the extent that the Company specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

MEETINGS OF THE BOARD OF DIRECTORS AND ITS COMMITTEES

During 2000 the Company's Board of Directors held five Board meetings (two of which were two-day meetings), six meetings of its Audit Committee, six meetings of its Compensation Committee and three meetings of its Nominating and Governance Committee. Each Director attended more than 75% of the aggregate number of meetings of the Board of Directors and meetings of Committees on which such Director served during the past fiscal year.

The Company's Audit Committee consists of Directors Fretz (Chair), Aronson, Gormley and Shuey. All have been determined to be "independent," as defined and required by Sections 303. 01 (B) and 303. 02 (D) of the New York Stock Exchange listing standards. The functions of this Committee, which are set forth in an Audit Committee Charter adopted by the Board on May 2, 2000 and attached as Appendix B to this proxy statement, include overseeing the Company's financial reporting process on behalf of the Board of Directors, recommending the engaging and discharging of the Company's independent auditors, directing and supervising special investigations, reviewing with the independent auditors the plan for and results of the audit engagement, reviewing the independence of the independent auditors, reviewing the scope and results of the Company's procedures for internal auditing, approving professional services provided by the independent auditors, evaluating whether the provision of any non-audit service is incompatible with the independence of the auditors, considering the range of audit and non-audit fees, reviewing the adequacy of the Company's system of internal accounting controls, reviewing the Charter of the Committee, and taking such other actions as are required of the Committee by the rules of the New York Stock Exchange, Securities and Exchange Commission, and Independence Standards Board.

The Compensation Committee consists of Directors Pond (Chairman), Dunford, Meier, and Roudebush. This Committee approves the remuneration arrangements for the Company's officers, considers, approves, and administers the Company's executive benefit plans, employment agreements, and other executive compensation arrangements, approves the performance criteria against which incentive awards are measured, and grants cash and stock-based awards, stock options, and other benefits as authorized under any of such plans.

At its meeting on February 8, 2000, the Board of Directors reconstituted the Nominating Committee as the Nominating and Governance Committee to add the review of corporate governance issues to the Committee's responsibilities. The Committee, which is composed of Directors Meier (Chairman), Dunford and Shuey, was specifically requested by the Board to begin its consideration of governance topics by developing corporate governance guidelines for consideration by the Board of Directors. The Committee met on three occasions during the year to review governance issues and consider the adoption of governance guidelines. Following these meetings, guidelines were presented to and adopted by the Board at its December meeting. The guidelines are attached hereto as Appendix C. In 2001 and beyond, the Committee will establish policies and practices in accordance with the guidelines, and will continue to consider the adoption of practices that are beneficial to the proper governance of the Company. The nominating functions of the Committee include searching for, evaluating and proposing to the Board for nomination qualified candidates for Board membership. The Committee will consider candidates proposed by stockholders of the Company or other parties. Any recommendation must be in writing, accompanied by a description of the proposed nominee's qualifications and other relevant biographical information, and an indication of the consent of the proposed nominee to serve. The recommendation should be addressed to the Nominating and Governance Committee of the Board of Directors, Attention: Secretary, Cooper Tire & Rubber Company, 701 Lima Avenue, Findlay, Ohio 45840.

RELATIONSHIP WITH INDEPENDENT AUDITORS

Ernst & Young LLP has been the Company's independent auditors for a number of years and will continue in that capacity during 2001. Ernst & Young LLP has advised the Company that neither the firm nor any of its members or associates has any direct or indirect financial interest in the Company. During 2000, Ernst & Young LLP rendered both audit services, including an audit of the Company's annual financial statements, and certain non-audit services. There is no understanding or agreement between the Company and Ernst & Young LLP that places a limit on audit fees since the Company pays only for services actually rendered and at what it believes are customary rates. Professional services rendered by Ernst & Young LLP auditors are reviewed by the Audit Committee both as to the advisability and scope of the service, and also to consider whether such service would affect Ernst & Young LLP's continuing independence.

Audit Fees

Ernst & Young LLP's audit fees for the audit of the Company's annual financial statements for the fiscal year ended December 31, 2000, including quarterly reviews of the interim financial statements included in the Company's Form 10-Qs filed during the fiscal year ended December 31, 2000, were $1,404,000.

Financial Information System Design and Implementation Fees

The Company did not pay Ernst & Young LLP for any financial information system design and implementation services as described in Paragraph (c)(4)(ii) of Rule 2-01 of Regulation S-X during the fiscal year ended December 31, 2000.

All Other Fees

Ernst & Young LLP has billed the Company $743,000, in the aggregate, for services rendered by Ernst & Young LLP for all services (other than those covered above under the captions "Audit Fees" and "Financial Information Systems Design and Implementation Fees") during the fiscal year ended December 31, 2000.

A representative of Ernst & Young LLP will be present at the Annual Meeting of Stockholders and will be available to respond to appropriate questions and to make a statement if he desires to do so.

AUDIT COMMITTEE REPORT

This report is submitted by all members of the Audit Committee, for inclusion in this proxy statement, with respect to the matters described in the report.

The Audit Committee has:

- reviewed and discussed the Company's audited financial statements for the year ended December 31, 2000 with the Company's management

- discussed with Ernst & Young LLP, the Company's independent auditors, the matters required to be discussed by Statement on Auditing Standards No. 61 and related amendments thereto

- received and reviewed the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, and has discussed with Ernst & Young LLP the independence of Ernst & Young LLP

The Audit Committee has also considered whether the provision of the non-audit services provided to the Company by Ernst & Young is incompatible with maintaining Ernst & Young LLP's independence.

Based on the foregoing reviews and discussions, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000, filed with the U. S. Securities and Exchange Commission. The Board has approved the recommendation.

Submitted by the Audit Committee of the Company's Board of Directors:

> Deborah M. Fretz, Chair
> Arthur H. Aronson
> Dennis J. Gormley
> John H. Shuey

27

BENEFICIAL OWNERSHIP OF SHARES

The information which follows sets forth those persons known by the Company to be holders of record, of, or who may be the beneficial owners of more than 5% of any class of the Company's voting securities as of December 31, 2000.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent Of Class
Common Stock	National City Bank[1][2] P. O. Box 5756 Cleveland, OH 44101-0756	9,806,598 shs	13.5%
Common Stock	Axa, The Mutuelles AXA, as a group, AXA Financial, Inc. and certain subsidiaries, principally including Alliance Capital Management L. P.	8,880,601[3]	12.2%

---

(1)   Trustee for the Company's Thrift and Profit Sharing Plan and the Pre-Tax Savings Plans at the Auburn, Bowling Green, Clarksdale, Findlay, El Dorado, and Texarkana Plants.

(2)   National City Bank, in its fiduciary capacity as Trustee of each Plan, has no investment powers and will vote the shares held in such Plan in accordance with the written instructions from the respective Plan participants. However, if no such instructions are received by the close of business two (2) days prior to the meeting date, the provisions of each Plan direct the Trustee to vote such participant shares in the same manner in which the Trustee was directed to vote the majority of the shares of the other participants who gave directions as to voting.

(3)   According to a filing on Schedule 13G with the SEC dated February 12, 2001, the nature of the beneficial ownership consists of sole voting power with respect to 4,864,700 shares, shared voting power with respect to 1,142,935 shares, sole dispositive power with respect to 8,880,601 shares, and shared dispositive power with respect to no shares. The filing indicates that the shares are held solely for investment purposes on behalf of client discretionary investment advisory accounts.

SECURITY OWNERSHIP OF MANAGEMENT

The information which follows is furnished as of March 5, 2001, to indicate beneficial ownership by all executive officers and Directors of the Company as a group, and each Named Executive Officer and Director individually, of the Company's Common Stock.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Class
Common Stock	All executive officers and Directors as a group	1,476,017 shs	2. 0%
Common Stock	Arthur H. Aronson	11,071 shs[2][3]	*
Common Stock	Thomas A. Dattilo	220,854 shs[2][4]	*
Common Stock	Edsel D. Dunford	10,310 shs[2]	*
Common Stock	John Fahl	165,169 shs[2]	*
Common Stock	Deborah M. Fretz	6,317 shs[2][3]	*
Common Stock	Dennis J. Gormley	4,588 shs[2]	*
Common Stock	William S. Klein	253,374 shs[2]	*
Common Stock	James S. McElya	20,000 shs[2]	*
Common Stock	John F. Meier	6,181 shs[2][3]	*
Common Stock	Roderick F. Millhof	56,496 shs[2][4]	*
Common Stock	Byron O. Pond	8,827 shs[2][3]	*
Common Stock	Patrick W. Rooney	307,800 shs[2]	*
Common Stock	Ronald L. Roudebush	20,277 shs[2]	*
Common Stock	John H. Shuey	11,217 shs[2][3]	*

---

*Less than 1%

(1) Includes 617,282 shares obtainable on exercise of stock options within 60 days following March 5, 2001, which options have not been exercised; 485,137 shares held in the Company's Thrift and Profit Sharing Plan for the account of the executive officers of the Company; 37,654 restricted stock units of which the holders have neither voting nor investment power; and 30,080 phantom stock units of which the holders have neither voting nor investment power. Of the remaining shares, 400 are subject to shared voting and investment power, and 305,464 are subject to the sole voting and investment power of the holders thereof.

(2) Includes shares obtainable on exercise of stock options within 60 days following March 5, 2001, which options have not been exercised, as follows: Arthur H. Aronson — 2,570; Thomas A. Dattilo — 187,500 ; Edsel D. Dunford, — 2,914; John Fahl — 76,200; Deborah M. Fretz — 2,389; Dennis J. Gormley — 4,588; William S. Klein — 52,600; James S. McElya — 20,000; John F. Meier — 1,525; Roderick F. Millhof — 41,700; Byron O. Pond — 1,355; Patrick W. Rooney — 74,520; Ronald L. Roudebush — 277; and John H. Shuey — 2,044.

(3) Pursuant to the 1998 Non-Employee Directors Compensation Deferral Plan explained on page 24 of this proxy statement, the following Directors deferred fees for service on the Board and have been credited with the following number of phantom stock units; Arthur H. Aronson — 8,001; Deborah M. Fretz — 3,278; John F. Meier — 3,656, Byron O. Pond — 6,472; and John H. Shuey — 8,673. The holders do not have voting or investment power over these phantom stock units.

(4) Includes the number of restricted stock units disclosed in Footnote 6 to the Summary Compensation Table on page 19 of this proxy statement. The holders do not have voting or investment power over these restricted stock units.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires the Company's Directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in beneficial ownership of Common Stock of the Company. Based upon a review of such reports and the representation of such Directors and executive officers, we believe that all reports due during or for the year 2000 were timely filed, except that due to administrative oversight, Form 5 filings covering stock options made in July 1999 were not timely filed for the following executive officers: Thomas A. Dattilo, John Fahl, Roderick F. Millhof, William S. Klein, Philip G. Weaver, Richard D. Teeple, Eileen B. White and Paul C. Gilbert. In addition, Form 5 filings covering grants of restricted stock units made on November 18, 1999 were not timely filed for the following executive officers: Roderick F. Millhof, Philip G. Weaver, Richard D. Teeple and Eileen B. White. Corrective filings were made for each of these individuals promptly upon discovery of the error.

STOCKHOLDER PROPOSALS FOR THE ANNUAL MEETING IN 2002

Any stockholder who intends to present a proposal at the Annual Meeting in 2002 and who wishes to have the proposal included in the Company's proxy statement and form of proxy for that meeting must deliver the proposal to the Secretary of the Company, at the Company's principal executive offices, so that it is received not later than November 20, 2001.

SOLICITATION AND OTHER MATTERS

The Board of Directors is not aware of any other matters which may come before the meeting. However, if any other matters properly come before the meeting, it is the intention of the persons named in the accompanying form of proxy to vote the proxy in accordance with their judgment on such matters.

The cost of soliciting proxies will be borne by the Company. In addition to the solicitation by use of the mails, the Company has retained Georgeson Shareholder Communications Inc., 17 State Street, New York, New York, to aid in the solicitation of proxies, at an anticipated cost of approximately $7,500, plus expenses. The Company will also reimburse brokers and other persons for their reasonable expenses in forwarding proxy material to the beneficial owners of the Company's stock. Solicitations may be made by telephone, telegram or by personal calls, and it is anticipated that such solicitation will consist primarily of requests to brokerage houses, custodians, nominees and fiduciaries to forward soliciting material to the beneficial owners of shares held of record by such persons. If necessary, officers and other employees of the Company may by telephone, telegram or personal interview, request the return of proxies.

Please mark, execute and return the accompanying proxy, or vote by telephone or Internet, in accordance with the instructions set forth on the proxy form, so that your shares may be voted at the meeting.


BY ORDER OF THE BOARD OF DIRECTORS
Richard D. Teeple, Secretary
March 20, 2001


IMPORTANT: All stockholders are requested to mark, date, sign and mail promptly the enclosed proxy for which an envelope is provided, or cast their ballots by Internet or telephone.

COOPER TIRE & RUBBER COMPANY
2001 INCENTIVE COMPENSATION PLAN

1. **Purposes**. The purposes of the Plan are to advance the interests of the Company and its stockholders by attracting and retaining officers and key employees and to reward officers and key employees for contributing to the success of the Company and the creation of stockholder value. The Plan permits the Committee to make Awards which constitute "qualified performance-based compensation" for purposes of Section 162(m) of the Code.

2. **Definitions and Rules of Construction.**

(a) *Definitions.* For purposes of the Plan, the following capitalized words shall have the meanings set forth below:

"**Award**" means a Stock Award, RSU, Option, Dividend Equivalent, Other Award, Performance Award or any combination of the foregoing.

"**Award Document**" means an agreement, certificate or other type or form of document or documentation approved by the Committee which sets forth the terms and conditions of an Award. An Award Document may be in written, electronic or other media, may be limited to a notation on the books and records of the Company and, unless the Committee requires otherwise, need not be signed by a representative of the Company or a Participant.

"**Beneficiary**" means the person designated in writing by the Participant to exercise or to receive an Award or payments or other amounts in respect thereof in the event of the Participant's death or, if no such person has been designated in writing by the Participant prior to the date of death, the Participant's estate. No Beneficiary designation under the Plan shall be effective unless it is in writing and is received by the Company prior to the date of death of the applicable Participant.

"**Board**" means the Board of Directors of the Company.

"**Code**" means the Internal Revenue Code of 1986, as amended from time to time, and the rulings and regulations promulgated thereunder.

"**Committee**" means the Compensation Committee of the Board, or such other committee of the Board as may be designated by the Board to administer the Plan, comprised solely of two or more nonemployee directors.

"**Common Shares**" means shares of common stock, par value $1. 00 per share, of the Company or any security into which such Common Shares may be changed by reason of any transaction or event of the type referred to in Section 16.

"**Companies**" means the Company and each Subsidiary.

"**Company**" means Cooper Tire & Rubber Company, a Delaware corporation.

"**Covered Employee**" means a Participant who is, or is determined by the Committee to be likely to become, a "covered employee" within the meaning of Section 162(m) of the Code (or any successor provision).

"**Deferred Compensation Account**" means the account established on the books and records of the Company to record the amount of deferred compensation payable under the Plan to a Participant.

"**Dividend Equivalent**" means a right granted in accordance with Section 10 to receive a payment in cash, Common Shares or other property equal in value to the dividends declared and paid on a specified number of Common Shares. A Dividend Equivalent may constitute a free-standing Award or may be granted in connection with another type of Award.

"**Effective Date**" means January 1, 2001.

"**Eligible Individual**" means an individual described in Section 4(a).

"**Exchange Act**" means the Securities Exchange Act of 1934, as amended from time to time, and the rulings and regulations promulgated thereunder, as such law, rules and regulations may be amended from time to time.

"**Fair Market Value**" means, with respect to the Company's Common Shares, the fair market value thereof as of the relevant date of determination, as determined in accordance with a valuation methodology approved by the Committee. In the absence of any alternative valuation methodology approved by the Committee, the Fair Market Value of a Common Share shall equal the average of the highest and the lowest quoted selling price of a Common Share as reported on the composite tape for securities listed on the New York Stock Exchange, or such other national securities exchange as may be designated by the Committee, or, in the event that the Common Shares are not listed for trading on a national securities exchange but are quoted on an automated system, on such automated system, in any such case on the valuation date (or, if there were no sales on the valuation date, the average of the highest and the lowest quoted selling prices as reported on said composite tape or automated system for the most recent day during which a sale occurred).

"**GAAP**" means United States Generally Accepted Accounting Principles.

"**Immediate Family**" has the meaning ascribed thereto in Rule 16a-1(e) under the Exchange Act (as any successor rule to the same effect), as in effect from time to time.

"**Incentive Stock Option**" means an Option which meets the requirements of Section 422 of the Code or any successor provision.

"**Nonqualified Stock Option**" means any Option which is not an Incentive Stock Option.

"**Option**" means an Option granted under Section 8, including an Incentive Stock Option and a Nonqualified Stock Option.

"**Other Award**" means an Award granted under Section 11.

"**Participant**" means an Eligible Individual who holds an outstanding Award under the Plan.

"**Performance Award**" means the right of a Participant to receive a specified amount following the completion of a Performance Period based upon performance in respect of one or more of the Performance Goals applicable to such period.

"**Performance Goal**" means any of the following: earnings per share, net income, net operating income, pretax profits, pretax operating income, revenue growth, return on sales, return on equity, return on assets managed, return on investment, increase in the Fair Market Value of Common Shares, total return to stockholders, specified levels of cashflow, or economic value added. A Performance Goal may be measured over a Performance Period on a periodic, annual, cumulative or average basis and may be established on a Company-wide basis or established with respect to the performance of the individual Participant, one or more operating units, divisions, subsidiaries, acquired businesses, minority investments, partnerships or joint ventures in which the Participant is employed. The Performance Goals may be relative to the performance of other corporations. If the Committee determines that a change in the business, operations, corporate structure or capital structure of the Company, or the manner in which it conducts its business, or other events or circumstances render the Performance Goals unsuitable, the Committee may in its discretion modify such Performance Goals or the related minimum acceptable level of achievement, in whole or in part, as the Committee deems appropriate and equitable, except in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code. In such case, the Committee shall not make any modification of the Performance Goals or minimum acceptable level of achievement. To the extent that there is a change in GAAP during a Performance Period, the Committee may calculate any Performance Goal with or without regard to such change.

"**Performance Period**" means a period of time designated by the Committee over which one or more Performance Goals are measured.

"**Performance Unit**" means an Award granted pursuant to Section 9.

"**Plan**" means this Cooper Tire & Rubber Company 2001 Incentive Compensation Plan, as the same may be amended from time to time.

"**Restoration Option**" means an Option that is awarded upon the exercise of an Option earlier awarded under the Plan or any other plan of the Company (an "Underlying Option") for which the exercise price is paid in whole or in part by tendering Common Shares previously owned by the Participant, where such Restoration Option (i) covers a number of Common Shares no greater than the number of previously owned shares tendered in payment of the exercise price of the Underlying Option plus the number of shares withheld to pay taxes arising upon such exercise, (ii) the expiration date of the Restoration Option is no later than the expiration date of the Underlying Option and (iii) the exercise price per share of the Restoration Option is no less than the Fair Market Value of Common Shares on the date of exercise of the Underlying Option.

"**Restricted Shares**" means Common Shares subject to a Stock Award that have not vested or remain subject to forfeiture, transfer or other restrictions in accordance with Section 7 and the applicable Award Document.

"**RSU**" means a restricted stock unit award granted in accordance with Section 7.

"**Stock Award**" means a grant of Common Shares in accordance with Section 7.

"**Subsidiary**" means (i) a corporation or other entity with respect to which the Company, directly or indirectly, has the power, whether through the ownership of voting securities, by contract or otherwise, to elect at least a majority of the members of such corporation's board of directors or analogous governing body, or (ii) any other corporation or other entity in which the Company, directly or indirectly, has an equity or similar interest and which the Committee designates as a Subsidiary for purposes of the Plan. For purposes of determining eligibility for the grant of Incentive Stock Options under the Plan, the term "Subsidiary" shall be defined in the manner required by Section 424(f) of the Code.

"**Substitute Award**" means an Award granted upon assumption of, or in substitution for, outstanding awards previously granted by a company or other entity in connection with a corporate transaction, such as a merger, combination, consolidation or acquisition of property or stock.

"**Target**" means the target performance objective set by the Committee for a Performance Goal.

"**Target Payment**" means the amount payable to a Participant for a Performance Period upon the achievement of one of more Targets set by the Committee for that period.

(b) *Rules of Construction*. The masculine pronoun shall be deemed to include the feminine pronoun and the singular form of a word shall be deemed to include the plural form, unless the context requires otherwise. Unless the text indicates otherwise, references to sections are to sections of the Plan.

3. Administration.

(a) *Authority of the Committee*. The Plan shall be administered by the Committee, no member of which shall be eligible to participate in the Plan. The action of the members of the Committee present at any meeting, or acts unanimously approved in writing, shall be the acts of the Committee. The Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, (i) to select the Participants, (ii) to grant Awards, (iii) to determine the type, number and other terms and conditions of, and all other matters related to, Awards, (iv) to prescribe Award Documents (which need not be identical for each Participant), (v) to establish rules and regulations for the administration of the Plan, (vi) to construe and interpret the Plan and the forms of Award Documents and to correct defects, supply omissions or reconcile inconsistencies therein, (vii) to make factual determinations in connection with the administration or interpretation of the Plan, and (viii) to make all other decisions or interpretations as the Committee may deem necessary or advisable for the administration of the Plan. Any decision of the Committee in the administration of the Plan shall be final and conclusive on all interested persons.

(b) *Delegation*. The Committee may delegate its responsibility with respect to the administration of the Plan to one or more officers of the Company, to one or more members of the Committee or to one or more members of the Board; provided, however, that the Committee may not delegate its responsibility (i) to make Awards to individuals who are subject to Section 16 of the Exchange Act, (ii) to make Awards under Section 12 which are intended to constitute "qualified performance-based compensation" under Section 162(m) of the Code or (iii) to amend or terminate the Plan in accordance with Section 18. The Committee may also appoint agents to assist in the day-to-day administration of the Plan and may delegate the authority to execute documents under the Plan to one or more members of the Committee or to one or more officers of any of the Companies.

(c) *Reliance and Indemnification*. The Committee shall be entitled to rely in good faith upon any report or other information furnished to it by any officer or employee of the Companies or from the financial, accounting, legal or other advisers of any of the Companies. Each member of the Committee, each individual to whom the Committee delegates authority hereunder, each individual designated by the Committee to administer the Plan and each other person acting at the direction of or on behalf of the Committee shall not be liable for any determination or anything done or omitted to be done by him or by any other member of the Committee or any other such individual in connection with the Plan, except for his own willful misconduct or as expressly provided by statute, and, to the extent permitted by law and the bylaws of the Company, shall be fully indemnified and protected by the Company with respect to such determination, act or omission.

4. Participation.

(a) *Eligible Individuals*. Only officers and key employees of one of the Companies (or a division or operating unit thereof) or key consultants or advisers to any of the Companies or any individual who has accepted an offer of employment with any of the Companies as an officer or key employee to commence serving in any such capacities within 30 days of the date of grant shall be eligible to participate in the Plan and to receive Awards under the Plan.

(b) *Awards to Participants*. The Committee shall have no obligation to grant any Eligible Individual an Award or to designate an Eligible Individual as a Participant for a Performance Period solely by reason of such Eligible Individual having received a prior Award or having been designated as a Participant for any prior Performance Period. The Committee may grant more than one Award to a Participant at the same time or may designate an Eligible Individual as a Participant in Performance Periods that begin on the same date or that cover overlapping periods of time.

5. Common Shares Subject to the Plan.

(a) *Plan Limit.* Subject to adjustments as provided in Section 5(b) and Section 16, the Company is authorized to issue up to 5,000,000 Common Shares under the Plan (the "Plan Limit"). Such Common Shares may be newly issued Common Shares or reacquired Common Shares held in the treasury of the Company.

(b) *Rules Applicable to Determining Shares Available for Issuance.* For purposes of determining the number of Common Shares that remain available for issuance, the number of shares tendered or withheld to pay the exercise price of an Option or other Award or to satisfy a Participant's tax withholding obligations shall be added back to the Plan Limit and again be available for Awards. In addition, any Common Shares issued in connection with Substitute Awards shall not be counted against the Plan Limit and shall not be subject to Section 5(d).

(c) *Reserve.* In administering the Plan, the Committee may establish reserves against the Plan Limit for amounts payable in settlement of Awards or in settlement of Deferred Compensation Accounts. The Committee may also promulgate additional rules and procedures for calculating the portion of the Plan Limit available for Awards. This Section 5 shall be applied and construed by the Committee so that no Common Shares are counted more than once for purposes of any debit or credit to the Plan Limit.

(d) *Special Limits*. Anything to the contrary in Section 5(a) notwithstanding, but subject to Section 16(b), the following special limits shall apply to of Common Shares available for Awards under the Plan:

(i) The number of shares to all Participants in the aggregate that may be issued in the form of Stock Awards, or issued upon settlement of RSUs, Performance Units or Other Awards, shall not exceed 1,000,000 shares; provided, however, that any such Stock Awards, RSUs, Performance Units or Other Awards that are issued in lieu of cash compensation that otherwise would be paid to a Participant, or in satisfaction of any other obligation owed by the Company to a Participant, shall not be counted against such limitation; and

(ii) The maximum number of Common Shares that may be subject to Options granted to any Eligible Individual in any calendar year shall equal 500,000 shares, plus any shares which were available under this Section 5(d)(ii) for Awards of Options to such Eligible Individual in any prior calendar year but which were not covered by such Awards.

(iii) In no event will the number of Common Shares issued in connection with the grant of Incentive Stock Options exceed 5,000,000 shares.

6. Awards in General. Awards under the Plan may consist of Stock Awards, RSUs, Options, Performance Units, Dividend Equivalents, Other Awards, Performance Awards or any combination of the foregoing. Any Award may be granted singly or in combination or tandem with any other Award, as the Committee may determine. Awards may be made in combination with or as alternatives to grants or rights under any other compensation or benefit plan of the Companies, including the plan of any acquired entity. The terms and conditions of each Award shall be set forth in an Award Document in a form approved by the Committee for such Award, which shall contain terms and conditions not inconsistent with the Plan. Each Award shall specify the conditions of vesting that are necessary before the Award or installments thereof will become exercisable and may provide for the earlier exercise of such Award in the event of a change in control or similar event. Except in connection with a transaction or event described in Section 16(b) or in connection with the grant of Substitute Awards, nothing in the Plan shall be construed as permitting the Company to reduce the exercise price of Options previously granted under this Plan or options previously granted under any other plan of the Companies without stockholder approval.

7. Stock Awards and RSUs.

(a) *Form of Award*. The Committee is authorized to grant Common Shares to an Eligible Individual as a Stock Award for no consideration other than the provision of services or at a purchase price determined by the Committee. In the case of an RSU, the Committee is authorized to grant one Common Share or cash and other property with a value equal to the Fair Market Value of a Common Share on the date of settlement of the RSU. Stock Awards or RSUs may be granted in lieu of other compensation or benefits payable to a Participant or in settlement of previously granted Awards. Common Shares granted pursuant to this Section 7 shall be subject to such restrictions on transfer or other incidents of ownership for such periods of time, and shall be subject to such conditions of vesting, as the Committee may determine. If Common Shares are offered for sale under the Plan, the purchase price shall be payable in cash, or as set forth in the applicable Award Document, in Common Shares already owned by the Participant, for other consideration acceptable to the Committee or in any combination of cash, Common Shares or such other consideration.

(b) *Share Certificates; Rights and Privileges*. At the time Restricted Shares are granted or sold to a Participant, share certificates representing the appropriate number of Restricted Shares shall be registered in the name of the Participant but shall be held by the Company in custody for the account of such person. The certificates shall bear a legend restricting their transferability as provided herein. Except for such restrictions on transfer or other incidents of ownership as may be determined by the Committee and set forth in the Agreement relating to an award or sale of Restricted Shares, a Participant shall have the rights of a stockholder as to such Restricted Shares, including the right to receive dividends and the right to vote in accordance with applicable law.

(c) *Distributions*. Unless the Committee determines otherwise at or after the time of grant, any Common Shares or other securities of the Company received by a Participant to whom Restricted Shares or RSUs have been granted or sold as a result of a non-cash distribution to holders of Common

Shares or as a stock dividend on Common Shares shall be subject to the same terms, conditions and restrictions as such Restricted Shares or RSUs.

(d) *Substantial Risk of Forfeiture.*

(i) Each such grant or sale shall provide that the Restricted Shares or RSUs covered by such grant or sale shall be subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code to be determined by the Committee at the date of grant and may provide for the earlier lapse of such substantial risk of forfeiture in the event of a change in control. If the Committee conditions the nonforfeitability of shares of Restricted Shares or RSUs upon service alone, such vesting may not occur before three (3) years from the date of grant of such Restricted Shares or RSUs, and if the Committee conditions the nonforfeitability of Restricted Shares or RSUs on Performance Goals, such nonforfeitability may not occur before one (1) year from the date of grant of such Restricted Shares or RSUs.

(ii) Each such grant or sale shall provide that during the period for which such substantial risk of forfeiture is to continue, the transferability of the Restricted Shares or RSUs shall be prohibited or restricted in the manner and to the extent prescribed by the Committee at the date of grant (which restrictions may include, without limitation, rights of repurchase or first refusal in the Company or provisions subjecting the Restricted Shares or RSUs to a continuing substantial risk of forfeiture in the hands of any transferee).

(iii) Any grant of Restricted Shares may specify Performance Goals that, if achieved, will result in termination or early termination of the restrictions applicable to such shares. Each grant may specify in respect of such Performance Goals a minimum acceptable level of achievement and may set forth a formula for determining the number of Restricted Shares or RSUs on which restrictions will terminate if performance is at or above the minimum level, but falls short of full achievement of the specified Performance Goals.

(iv) Any such grant or sale of Restricted Shares or RSUs may require that any or all dividends or other distributions paid thereon during the period of such restrictions be automatically deferred and reinvested in additional Restricted Shares or RSUs, which may be subject to the same restrictions as the underlying award.

8. Stock Options.

(a) *Form of Award.* The Committee is authorized to grant Options to Eligible Individuals. An Option shall entitle a Participant to purchase a specified number of Common Shares, subject to the limitations set forth in Section 5, during a specified time at an exercise price that is fixed at the time of grant or for which the method of determining the exercise price is specified at the time of grant, all as the Committee may determine; provided, however, that, except in the case of Options which are Substitute Awards, the exercise price per share shall be no less than 100% of the Fair Market Value per share on the date of grant (or if the exercise price is not fixed on the date of grant, then on such date as the exercise price is fixed). An Option may be an Incentive Stock Option or a Nonqualified Stock Option as determined by the Committee and set forth in the applicable Award Document.

(b) Payment of the exercise price of an Option shall be made:

(i) in cash,

(ii) to the extent provided by the Committee at or after the time of grant, in Common Shares (including shares already owned by the Participant owned for at least six (6) months (or other consideration authorized pursuant to Section 8(c)) having a value at the time of exercise equal to the total exercise price, or

(iii) by a combination of such methods of payment.

The requirement of payment in cash will be deemed satisfied if the Optionee has made arrangements satisfactory to the Company with a bank or broker that is a member of the National Association of Securities Dealers, Inc. to sell on the date of exercise a sufficient number of Common Shares being purchased so that the net proceeds of the sale transaction will at least equal the aggregate exercise price and pursuant to which the bank or broker undertakes to deliver the aggregate exercise price to the Company not later than the date on which the sale transaction will settle in the ordinary course of business.

(c) The Committee may determine, at or after the date of grant, that payment of the exercise price of any Option (other than an Incentive Stock Option) may also be made in whole or in part in the form of Restricted Shares or other Common Shares that are forfeitable or subject to restrictions on transfer, other Options (based on the Spread on the date of exercise) or Performance Units. Unless otherwise determined by the Committee at or after the date of grant, whenever any exercise price is paid in whole or in part by means of any of the forms of consideration specified in this Section 8(c), the Common Shares received upon the exercise of the Options shall be subject to such risks of forfeiture or restrictions on transfer as may correspond to any that apply to the consideration surrendered, but only to the extent, determined with respect to the consideration surrendered, of (i) the Spread of any unexercisable portion of Options, or (ii) the stated value of Performance Units.

(d) An Option shall be effective for such term as shall be determined by the Committee and set forth in the Award Document relating to such Option, and the Committee may extend the term of an Option after the time of grant; provided, however, that the term of an Option may in no event extend beyond the tenth anniversary of the date of grant of such Option.

(e) The Committee may also provide at or after the time of grant that a Participant shall have the right to receive a Restoration Option upon the exercise through the tendering of Common Shares of an Option or an option granted under another plan of the Company.

(f) *Incentive Stock Options*. Each Option granted pursuant to this Plan shall be designated at the time of grant as either an Incentive Stock Option or as a Nonqualified Stock Option. No Incentive Stock Option may be issued pursuant to this Plan to any individual who, at the time the Option is granted, owns stock possessing more than 10% of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, unless (A) the exercise price determined as of the date of grant is at least 110% of the Fair Market Value on the date of grant of the Common Shares subject to such Option, and (B) the Incentive Stock Option is not exercisable more than five (5) years from the date of grant thereof. No Incentive Stock Option may be granted under this Plan after the tenth anniversary of the Effective Date.

(g) Each grant may utilize any or all of the authorizations, and shall be subject to all of the requirements contained in the following provisions:

(i) Successive grants may be made to the same Participant whether or not any Options previously granted to such Participant remain unexercised.

(ii) Each grant shall specify the period or periods of continuous service by the Optionee with the Company or any Subsidiary that is necessary before the Options or installments thereof will become exercisable and may provide for the earlier exercise of such Options in the event of a change in control or similar event.

(iii) Any grant of Options may specify Performance Goals that must be achieved as a condition to the exercise of such rights.

9. Performance Units.

(a) The Committee is authorized to grant Performance Units to Eligible Individuals. Performance Units may be granted as fixed or variable share- or dollar-denominated units subject to such conditions of vesting and time of payment as the Committee may determine and as shall be set forth in the applicable Award Document relating to such Performance Units. Performance Units may be paid in cash, Common Shares, Awards, other property or any combination thereof, as the Committee may determine at or after the time of grant. Such award may be subject to adjustment to reflect changes in compensation or other factors; provided, however, that no such adjustment shall be made in the case of a Covered Employee where such action would result in the loss of the otherwise available exemption of the award under Section 162(m) of the Code.

10. Dividend Equivalents. The Committee is authorized to grant Dividend Equivalents to a Participant, entitling the Participant to receive cash, Common Shares, Awards or other property equal in value to the dividends paid in respect of a specified number of Common Shares. Dividend

Equivalents may be awarded on a free standing basis or in connection with another Award. The Committee may provide that Dividend Equivalents will be paid or distributed when accrued or will be deemed reinvested in additional Common Shares, Awards, or other investment vehicles as the Committee may specify. Dividend Equivalents may be subject to the same terms and conditions as any Award granted in connection therewith or to such other terms and conditions as the Committee specifies in connection with the granting of the Dividend Equivalents.

11. Other Awards. The Committee is authorized to grant Other Awards in addition to the Awards as described in Sections 6 through 10 pursuant to which cash, Common Shares or other securities of the Company, other property or any combination thereof is, or in the future may be, acquired by a Participant. Other Awards may be valued in whole or in part with reference to, or otherwise based upon or related to one or more Performance Goals, the value of a Common Share or the value of other securities of the Company, including preferred stock, debentures, notes, convertible or exchangeable debt securities, rights or warrants, the value of any asset or property of the Company or such other criteria as the Committee shall specify. Other Awards may consist solely of cash bonuses or supplemental cash payments to a Participant, including without limitation, payments to permit the Participant to pay some or all of the tax liability incurred in connection with the vesting, exercise, payment or settlement of an Award. Other Awards may be granted in lieu of other compensation or benefits payable to a Participant or in settlement of previously granted Awards.

12. Performance Awards.

(a) *Form of Award*. Subject to the further provisions of this Section 12, the Committee is authorized to grant Performance Awards under this Section 12 which shall provide for Target Payments to Participants for a Performance Period upon the achievement of the Target or Targets established by the Committee for such Performance Period. Target Payments may be made in cash, Common Shares, Awards, other property or any combination thereof. The provisions of this Section 12 shall be construed and administered by the Committee in a manner which complies with the requirements under Section 162(m) of the Code applicable to "qualified performance based compensation."

(b) *Performance Goals and Targets*. The Performance Goals and Targets applicable to a Performance Period shall be established by the Committee prior to, or reasonably promptly following the inception of, a Performance Period but, to the extent required by Section 162(m) of the Code and the regulations thereunder, by no later than the earlier of the date that is ninety (90) days after the commencement of the Performance Period or the day prior to the date on which 25% of the Performance Period has elapsed. At the time that the Committee specifies the Performance Goals and Targets applicable to a Performance Period, the Committee shall also specify (i) the Target Payment payable for the Performance Period if the applicable Target or Targets are achieved, the amount, if any, payable in excess of the Target Payment if actual performance exceeds the Target or Targets and (iii) the amount by which the Target Payment will be reduced if actual performance is less than the Target or Targets established for the Performance Period. The Committee may also establish the minimum level of performance on one or more Performance Goals for a Performance Period below which no amounts will be payable for the Performance Period.

(c) *Additional Provisions Applicable to Performance Periods*. More than one Performance Goal may apply to a given Performance Period and the payment in connection with a Performance Award for a given Performance Period may be made based upon (i) the attainment of the performance Targets for only one Performance Goal or for any one of the Performance Goals applicable to that Performance Period or (ii) performance related to two or more Performance Goals, whether assessed individually or in combination with each other. The Committee may, in connection with the establishment of Performance Goals and Targets for a Performance Period, establish a matrix setting forth the relationship between performance on two or more Performance Goals and the amount of the Award payable for that Performance Period.

(d) *Duration of the Performance Period*. The Committee shall establish the duration of each Performance Period at the time that it sets the Performance Goals and Targets applicable to that period. The Committee shall be authorized to permit overlapping or consecutive Performance Periods.

(e) *Certification.* Following the completion of each Performance Period, the Committee shall certify, in accordance with the requirements in the regulations under Section 162(m) of the Code, whether the criteria for paying amounts in respect of each Performance Award related to that Performance Period have been achieved. Unless the Committee determines otherwise, no amounts payable in respect of Performance Awards shall be paid for a Performance Period until the Performance Period has ended and the Committee has certified the amount of the Awards payable for the Performance Period in accordance with Section 162(m) of the Code.

(f) *Discretion.* The Committee is authorized at any time during or after a Performance Period to reduce or eliminate the amount payable in respect of a Performance Award to any Participant, for any reason, including, without limitation, (i) in recognition of unusual or nonrecurring events affecting the Company, any Subsidiary, or any business division or unit or the financial statements of the Company or any Subsidiary, or in response to changes in applicable laws, regulations, or accounting principles, (ii) to take into account a change in the position or duties of a Participant during the Performance Period or a change in the Participant's employment status during the Performance Period or (iii) to take into account subjective or objective performance factors not otherwise set forth in the Plan or applicable Award Documents.

(g) *Timing of Payment*. Subject to Section 12(e), the amounts, if any, payable in respect of Performance Awards for a Performance Period will generally be paid within ninety (90) days following the end of the applicable Performance Period.

(h) *Maximum Amount Payable Per Participant Under This Section 12*. The maximum aggregate value of the cash and other property in settlement of a Performance Award (prior to adjustment in accordance with Section 12 (i)) payable per Participant for any Performance Period of twelve (12) months may not exceed $2,000,000 (the "Performance Dollar Limit"). If the Target Payment in connection with a Performance Award payable to a Participant for a Performance Period of twelve (12) months is expressed as a percentage of the Participant's base salary, then, in addition to the limit set forth in the previous sentence, the maximum aggregate value of the cash and other property (prior to adjustment in accordance with Section 12(i)) payable to such Participant in respect of the Performance Award for such Performance Period shall not exceed 150% (the "Salary Limit") of the Participant's annual rate of base salary as of the start of the Performance Period. If a Performance Period is greater than or less than twelve (12) months, the applicable Performance Dollar Limit or Salary Limit, as the case may be, shall be determined by multiplying the applicable twelve month limit by a fraction, the numerator of which is the number of whole and partial months in the Performance Period and the denominator of which is twelve (12).

(i) *Payment of Performance Awards in Common Shares*. In the event that the Company settles a Performance Award through the payment of Common Shares that is subject to either forfeiture or transfer restrictions, the Company may apply a reasonable discount to the then Fair Market Value of the stock in determining the number of shares issued in settlement of such portion of the award; provided, however, that the amount of the discount applied to the Fair Market Value of a Common Share may not exceed 25%.

13. Vesting;Forfeiture;Termination of Employment and Change in Control.

The Committee shall specify at or after the time of grant of an Award the vesting, forfeiture and other conditions applicable to the Award and the provisions governing the disposition of an Award in the event of a Participant's termination of employment with the Companies and may provide for the earlier exercise of such award in the event of a change in control or similar event. The Committee shall have the discretion to accelerate the vesting or exercisability of, eliminate the restrictions and conditions applicable to, or extend the post termination exercise period of an outstanding Award. In connection with a Participant's termination of employment, the Committee may vary the vesting, exercisability and settlement provisions of an Award relative to the circumstances resulting in such termination of employment.

14. Acceleration and Deferral.

(a) *Acceleration.* The Committee may accelerate the payment or settlement of an Award and may apply a reasonable discount to the amount delivered to the Participant to reflect such accelerated payment or settlement. If the Committee accelerates the payment or settlement of a Performance Award, the amount of the discount applied to such accelerated payment or settlement shall meet the requirements of the regulations under Section 162(m) of the Code.

(b) *Deferral.* In accordance with rules and procedures established by the Committee, the Committee (i) may permit a Participant at or after the time of grant to defer receipt of payment or settlement of some or all of an Award to one or more dates elected by the Participant, subsequent to the date on which such Award is payable or otherwise to be settled, or (ii) may require at or after the time of grant that the portion of an Award in excess of an amount specified by the Committee be mandatorily deferred until one or more dates specified by the Committee. Amounts deferred in accordance with the preceding sentence shall be noted in a bookkeeping account maintained by the Company for this purpose and may periodically be credited with notional interest or earnings in accordance with procedures established by the Committee from time to time. Deferred amounts shall be paid in cash, Common Shares or other property, as determined by the Committee at or after the time of deferral, on the date or dates elected by the Participant or, in the case of amounts which are mandatorily deferred, on the date or dates specified by the Committee.

15. General Provisions.

(a) *Non transferability of Award.* Unless the Committee determines otherwise, no Award or amount payable under, or interest in, the Plan shall be transferable by a Participant except by will or the laws of descent and distribution or otherwise be subject in any manner to anticipation, alienation, sale, transfer, assignment, pledge, encumbrance or charge; provided, however, that this sentence shall not preclude a Participant from designating a Beneficiary to receive the Participant's outstanding Award following the death of the Participant. The Committee, may in its discretion, permit transfers of Awards other than those contemplated by this Section 15(a).

(b) The Committee may specify at the date of grant that part or all of the Common Shares that are (i) to be issued or transferred by the Company upon the exercise of Options, or upon payment under any grant of Performance Units or (ii) no longer subject to the substantial risk of forfeiture and restrictions on transfer referred to in Section 7, shall be subject to further restrictions on transfer.

(c) Notwithstanding the provisions of Section 15(a), Options (other than Incentive Stock Options) shall be transferable by a Participant, without payment of consideration therefor by the transferee, to any one or more members of the Participant's Immediate Family (or to one or more trusts established solely for the benefit of one or more members of the Participant's Immediate Family or to one or more partnerships in which the only partners are members of the Participant's Immediate Family); provided, however, that (i) no such transfer shall be effective unless reasonable prior notice thereof is delivered to the Company and such transfer is thereafter effected in accordance with any terms and conditions that shall have been made applicable thereto by the Company or the Committee and (ii) any such transferee shall be subject to the same terms and conditions hereunder as the Participant.

(d) *Rights with Respect to Shares.* A Participant shall have no rights as a stockholder with respect to Common Shares covered by an Award until the date the Participant or his nominee becomes the holder of record of such shares, and, except as provided in Section 10, no adjustments shall be made for cash dividends or other distributions or other rights as to which there is a record date preceding the date such person becomes the holder of record of such shares.

(e) *No Right to Continued Employment.* Neither the creation of this Plan nor the granting of Awards thereunder shall be deemed to create a condition of employment or right to continued employment with the Company, and each Participant shall be and shall remain subject to discharge by the Company as though the Plan had never come into existence.

(f) *Consent to Plan.* By accepting any Award or other benefit under the Plan, each Participant and each person claiming under or through him shall be conclusively deemed to have indicated his acceptance and ratification of, and consent to, any action taken under the Plan by the Company, the Board or the Committee.

(g) *Wage and Tax Withholding*. To the extent that the Company or any Subsidiary is required to withhold federal, state, local or foreign taxes in connection with any payment made or benefit realized by a Participant or other person under this Plan, and the amounts available to the Company or any Subsidiary for such withholding are insufficient, it shall be a condition to the receipt of such payment or the realization of such benefit that the Participant or such other person make arrangements satisfactory to the Company for payment of the balance of such taxes required to be withheld, which arrangements (in the discretion of the Committee) may include relinquishment of a portion of such benefit. Common Shares or benefits shall not be withheld in excess of the minimum number required for such tax withholding. The Company and a Participant or such other person may also make arrangements with respect to the payment in cash of any taxes with respect to which withholding is not required.

(h) *Compliance with Securities Laws*. An Award may not be exercised, and no Common Shares may be issued in connection with an Award, unless the issuance of such shares has been registered under the Securities Act of 1933, as amended, and qualified under applicable state "blue sky" laws, or the Company has determined that an exemption from registration and from qualification under such state "blue sky" laws is available.

(i) *Awards to Individuals Subject to Non U.S. Jurisdictions*. To the extent that Awards under this Plan are awarded to individuals who are domiciled or resident outside of the United States or to persons who are domiciled or resident in the United States but who are subject to the tax laws of a jurisdiction outside of the United States, the Committee may adjust the terms of the Awards granted hereunder to such person (i) to comply with the local laws, tax policy or custom of such jurisdiction and (ii) to permit the grant of the Award not to be a taxable event to the Participant. The authority granted under the previous sentence shall include the discretion for the Committee to adopt, on behalf of the Company, one or more subplans applicable to separate classes of Eligible Individuals who are subject to the laws of jurisdictions outside of the United States. Moreover, the Committee may approve such supplements to or amendments, restatements or alternative versions of this Plan as it may consider necessary or appropriate for such purposes, without thereby affecting the terms of this Plan as in effect for any other purpose, and the Secretary or other appropriate officer of the Company may certify any such document as having been approved and adopted in the same manner as this Plan. No such special terms, supplements, amendments or restatements, however, shall include any provisions that are inconsistent with the terms of this Plan as then in effect unless this Plan could have been amended to eliminate such inconsistency without further approval by the shareholders of the Company.

(j) *Unfunded Plan*. This Plan is intended to constitute an "unfunded" plan for incentive compensation. Nothing contained in the Plan (or in any Award Documents or other documentation related thereto) shall give any Participant any rights that are greater than those of a general creditor of the Company; provided, however, that the Committee may authorize the creation of trusts and deposit therein cash, Common Shares, or other property or make other arrangements, to meet the Company's obligations under this Plan. Such trusts or other arrangements shall be consistent with the "unfunded" status of this Plan unless the Committee determines otherwise. The trustee of such trusts may be authorized to dispose of trust assets and reinvest the proceeds in alternative investments, subject to such terms and conditions as the Committee may specify.

(k) *Other Employee Benefit Plans*. Payments received by a Participant under any Award made pursuant to the Plan shall not be included in, nor have any effect on, the determination of benefits under any other employee benefit plan or similar arrangement provided by the Company, unless otherwise specifically provided for under the terms of such plan or arrangement or by the Committee.

(l) *Compliance with Rule 16b-3*. Notwithstanding anything contained in the Plan or in any Award Document to the contrary, if the consummation of any transaction under the Plan would result in the possible imposition of liability on a Participant pursuant to Section 16(b) of the Exchange Act, the Committee shall have the right, in its sole discretion, but shall not be obligated, to defer such transaction or the effectiveness of such action to the extent necessary to avoid such liability, but in no event for a period longer than six (6) months.

(m) *Expenses*. The costs and expenses of administering and implementing the Plan shall be borne by the Company.

(n) *Application of Funds*. The proceeds received by the Company from the sale of Common Shares or other securities pursuant to Award will be used for general corporate purposes.

16. Recapitalization or Reorganization.

(a) *Authority of the Company and Stockholders*. The existence of this Plan, the Award Documents and the Awards granted hereunder shall not affect or restrict in any way the right or power of the Company or the stockholders of the Company to make or authorize any adjustment, recapitalization, reorganization or other change in the Company's capital structure or its business, any merger or consolidation of the Company, any issue of stock or of options, warrants or rights to purchase stock or of bonds, debentures, preferred or prior preference stocks whose rights are superior to or affect the Common Shares or the rights thereof or which are convertible into or exchangeable for Common Shares, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of its assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

(b) *Change in Capitalization*. Notwithstanding any provision of the Plan or any Award Document, the number and kind of shares authorized for issuance under Section 5(a), including the maximum number of shares available under the special limits provided for in Section 5(d), may be equitably adjusted in the sole discretion of the Committee, in the event of a stock split, stock dividend, recapitalization, reorganization, merger, consolidation, extraordinary dividend, split-up, spin-off, combination, exchange of shares, warrants or rights offering to purchase Common Shares at a price substantially below Fair Market Value or other similar corporate event affecting the Common Shares in order to preserve, but not increase, the benefits or potential benefits intended to be made available under this Plan. In addition, upon the occurrence of any of the foregoing events, the number of outstanding Awards and the number and kind of shares subject to any outstanding Award and the purchase price per share, if any, under any outstanding Award may be equitably adjusted (including by payment of cash to a Participant) in the sole discretion of the Committee in order to preserve the benefits or potential benefits intended to be made available to Participants granted Awards. Such adjustments shall be made by the Committee, whose determination as to what adjustments shall be made, and the extent thereof, shall be final. Unless otherwise determined by the Committee, such adjusted Awards shall be subject to the same vesting schedule and restrictions to which the underlying Award is subject. Moreover, in the event of any of the foregoing events, the Committee, in its discretion, may provide in substitution for any or all outstanding Awards under this Plan such consideration, including, but not limited to, cash, as it may determine to be equitable in the circumstances and may require in connection therewith the surrender of all Awards so replaced. The Committee may also make or provide for such adjustments in the numbers of shares specified in Section 5 as the Committee in its sole discretion, exercised in good faith, may determine is appropriate to reflect any transaction or event described in this Section 16(b); provided, however, that any such adjustment to the number specified in Section 5(d)(iii) shall be made only if and to the extent that such adjustment would not cause any Option intended to qualify as an Incentive Stock Option to fail so to qualify.

17. Effective Date. The Plan shall become effective on the Effective Date, subject to subsequent approval thereof by the Company's stockholders at the first annual meeting of stockholders to occur after the Effective Date, and shall remain in effect until it has been terminated pursuant to Section 18. If the Plan is not approved by the stockholders at such annual meeting, the Plan and all interests in the Plan awarded to Participants before the date of such annual meeting shall be void *ab initio* and of no further force and effect.

18. Amendment and Termination.

(a) Notwithstanding anything herein to the contrary, the Board or the Committee may, at any time, terminate or, from time to time, amend, modify or suspend this Plan in whole or in part; provided, however, that no amendment which (i) increases the Plan Limit or increases limits set forth in Section 5(d) (except as otherwise contemplated by the terms of the Plan as approved by stockholders),

(ii) allows for grants of Options (other than Substitute Awards) at an exercise price less than Fair Market Value at the time of grant or (iii) amends the last sentence of Section 6 in a manner that would permit a reduction in the exercise price of Options (or options granted under another plan of the Companies), under circumstances other than those stated in such sentence, shall be effective without stockholder approval. Presentation of this Plan or any amendment hereof for shareholder approval shall not be construed to limit the Company's authority to offer similar or dissimilar benefits under other plans without shareholder approval.

(b) The Committee also may permit Participants to elect to defer the issuance of Common Shares or the settlement of awards in cash under the Plan pursuant to such rules, procedures or programs as it may establish for purposes of this Plan. The Committee also may provide that deferred issuances and settlements include the payment or crediting of dividend equivalents or interest on the deferral amounts.

(c) The Committee may condition the grant of any award or combination of awards authorized under this Plan on the surrender or deferral by the Participant of his or her right to receive a cash bonus or other compensation otherwise payable by the Company or a Subsidiary to the Participant.

(d) In case of termination of employment by reason of death, disability or normal or early retirement, or in the case of hardship or other special circumstances, of a Participant who holds an Option not immediately exercisable in full, or any Restricted Shares as to which the substantial risk of forfeiture or the prohibition or restriction on transfer has not lapsed, or any Performance Units which have not been fully earned, or who holds Common Shares subject to any transfer restriction imposed pursuant to Section 15(b), the Committee may, in its sole discretion, accelerate the time at which such Option may be exercised or the time at which such substantial risk of forfeiture or prohibition or restriction on transfer will lapse or the time at which such Performance Units will be deemed to have been fully earned or the time when such transfer restriction will terminate or may waive any other limitation or requirement under any such award.

(e) No grant shall be made under this Plan more than ten (10) years after the date on which this Plan is first approved by the shareholders of the Company, but all grants made on or prior to such date shall continue in effect thereafter subject to the terms thereof and of this Plan.

19. Governing Law. The validity, construction and effect of the Plan, any rules and regulations relating to the Plan, and any Award shall be determined in accordance with the laws of the State of Delaware applicable to contracts to be performed entirely within such state and without giving effect to principles of conflicts of laws.

AUDIT COMMITTEE CHARTER

WHEREAS, the Board of Directors desires to set forth the functions and expectations of, as well as the relationship among, the Board of Directors, the Committee, management, internal auditors, and independent auditors in order to enhance the Board of Directors' and the Committee's oversight of the Company's financial reporting process, and to meet the requirements of the New York Stock Exchange regarding the written charter of the Audit Committee.

NOW, THEREFORE, BE IT RESOLVED, that the following principles be, and hereby are, established in this charter of the Audit Committee:

Organization. The Committee shall be comprised of at least three Directors appointed by the Board of Directors, all of whom are independent of the management of the Company and are free of any relationship that, in the opinion of the Board of Directors, would interfere with their exercise of independent judgment as members of the Committee. In determining independence, the Board will observe the requirements of Rules 303.01 and 303.02 of the NYSE Listed Company Manual. Each member of the Committee must be financially literate or must become financially literate within a reasonable period of time after appointment to the Committee. The Board will determine, in its business judgment, whether a director meets the financial literacy requirement.
At least one member of the Board must have accounting or related financial management expertise, as determined by the Board in its business judgment.

General Policy. The Committee shall assist the Directors in fulfilling their responsibility to the stockholders, potential stockholders, and investment community relating to corporate accounting, reporting practices of the Company, and the quality and integrity of financial reports of the Company. In so doing, it is the responsibility of the Committee to maintain free and open communication among the Directors, the independent auditors, the internal auditors, and the financial management of the Company.

Responsibilities. In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Directors and stockholders that the corporate accounting and reporting practices of the Company are in accordance with all requirements and are of the highest quality. It shall not, however, be the responsibility of the Committee to conduct audits or definitively conclude that the Company's financial statements are complete and accurate or are in compliance with generally accepted accounting principles, these being the responsibility of management and the outside auditor. It shall also not be the duty of the Committee to conduct investigations, resolve disputes between management and the outside auditor, or assure compliance with laws or the Company's corporate compliance program or code of ethics.
In carrying out these responsibilities, the Committee will:

- Review and recommend to the Directors, on an ongoing basis, the appointment, and if necessary, the replacement of independent auditors selected to audit the financial statements of the Company. It shall be made clear that the outside auditor is ultimately accountable to the Board and the Committee.

- Request and review information relating to the independence of the accounting firm including information related to the non-audit review provided and expected to be provided by the outside auditors.
  In conducting such review, the Committee is responsible for 1) ensuring that the accounting firm submits on a periodic basis a formal written statement describ-

ing all relationships between the accounting firm and the Company, 2) actively engaging in a dialogue with the accounting firm concerning any relationships between the accounting firm and the Company or services provided by the accounting firm to the Company which could impact the objectivity and independence of the accounting firm, and 3) recommend action to the Board to be taken in response to any disclosure by the accounting firm that could impact the accounting firm's independence, so as to satisfy itself of the independence of the accounting firm.

- Review management's appointment, termination or replacement of the General Auditor.
- Meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and timely quarterly reviews for the current year and the audit procedures to be utilized, the adequacy of the independent auditor's compensation, and at the conclusion thereof review such audit or review, including any comments or recommendations of the independent auditors.
- Review with the independent auditors, the Company's General Auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Company, and elicit any recommendations for the improvement of such internal controls or particular areas where new or more detailed controls or procedures are desirable. Particular emphasis should be given to the adequacy of internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper.
- Direct and supervise special investigations as and when deemed necessary.
- Review reports received from regulators and other legal and regulatory matters that may have a material effect on the financial statements.
- Review the internal audit function of the Company including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.
- Inquire of management, the General Auditor, and the independent auditors about significant risks or exposures and assess the steps management has taken to minimize such risks to the Company.
- Receive prior to each meeting, a summary of findings from completed internal audits and a progress report on the proposed internal audit plan, with explanations for any deviations from the original plan.
- Review the financial statements contained in the annual report to stockholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the stockholders. Any changes in accounting principles should be reviewed.
- Review the quarterly financial statements with financial management and the independent auditors prior to the filing of the Form 10-Q (or prior to the press released results, if possible) to determine that the independent auditors do not take exception to the disclosure and content of the financial statements, and discuss any other matters required to be communicated to the Committee by the auditors. The Chairman of the Committee may represent the entire Committee for purposes of this review.

- Review with financial management and the independent auditors the results of their timely analysis of significant financial reporting issues and practices, including changes in, or adoptions of, accounting principles and disclosure practices, and discuss any other matters required to be communicated to the Committee by the auditors. Also review with financial management and the independent auditors their qualitative judgments about the appropriateness, not just acceptability, of accounting principles and financial disclosure practices used or proposed to be used, and particularly, the degree of aggressiveness or conservatism of the organization's accounting principles and underlying estimates, and other significant decisions made in preparing the financial statements.
- Provide sufficient opportunity for the General Auditor and independent auditors to meet with the members of the Committee without members of management present. Among the items to be discussed in these meetings are the independent auditors' evaluation of the Company's financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit.
- Review accounting and financial functions' human resources and succession planning within the Company.
- Report the results of the annual audit to the Board of Directors. If requested by the Board of Directors, invite the General Auditor to attend the full Board of Directors meeting to assist in reporting the results of the annual audit or to answer other Directors' questions.
- Review the nature and scope of other professional services provided to the Company by the independent auditors and consider the relationship to the auditors' independence.
- Submit the minutes of all meetings of the Committee to, or discuss the matters discussed at each Committee meeting with, the Board of Directors.
- Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.
- Prepare, with the assistance of management, the independent accounting firm, and any other advisors who the Committee believes are appropriate, a report for inclusion in the Company's proxy statement relating to the annual meeting of shareholders at which directors are to be elected that complies with the requirements of the federal securities laws.
- Review and assess the adequacy of the Committee's charter, at least annually. Also include a copy of this charter in the Company's proxy statement at least every three years or for any year in which the charter was significantly amended.
- Insure that the Company affirms annually in writing to the New York Stock Exchange, as required by the Exchange's Rule 303.02(c), as to the Board's determination regarding the independence of the members of the Audit Committee, the financial literacy, the accounting or related financial management expertise or at least one of them, and the annual review and reassessment of the Audit Committee's charter.

Appendix C

**GUIDELINES AS TO THE ROLE,
ORGANIZATION AND GOVERNANCE OF THE
BOARD OF DIRECTORS**

1. Role of the Board

Delaware law provides that all of the authority of the Company shall be exercised by or under the direction of the Board (except where the law, or the Certificate of Incorporation or Bylaws of the Company require shareholder action). The Board may delegate to management the authority to conduct the affairs of the Company. However, such delegation shall not generally operate to reduce the Board's authority or responsibility to oversee the management of the Company on behalf of the shareholders. In support of this role, the Board shall be expected to serve as a resource and an advisor for the management of the Company.

2. Selection of Chairman and CEO

Currently, the Chairman is the Chief Executive Officer. The Board has no policy with respect to the separation of these offices. The Board believes that this issue is part of the succession planning process and that it is in the best interests of the Company for the Board to consider it each time that it elects the Chief Executive Officer. The Board recognizes that there may be circumstances in the future that would lead it to separate these offices, but the Board believes that there is no reason to do so at this time.

3. Committees

The Board has established the following Committees: Audit, Compensation, and Nominating and Governance. The Board has the flexibility to form new committees and to disband any current committee. It is the policy of the Board that only "independent" Directors serve on the Audit, Compensation, and Nominating and Governance Committees. "Independence" is defined in Section15.

4. Assignment and Rotation of Committee Members

The Board shall designate the members of the Committees, taking into account the needs of the Company, the desires of individual Board members, and the particular expertise of each Director. It is the sense of the Board that consideration should be given to rotating Committee members periodically, but the Board does not feel that such a rotation should be mandated since there may be reasons at a given point in time to maintain an individual Director's Committee membership for a longer period or to shorten the period.

5. Frequency and Length of Committee Meetings

The Chair of each Committee, in consultation with its members and with the appropriate officers of the Company, shall determine the frequency and length of the meetings of the Committee.

6. Committee Agendas

The Chair of each Committee, in consultation with the appropriate officers of the Company, will develop the Committee's agenda. Reports of the meetings of each Committee shall be provided by the Chair of the Committee to the Board at the next Board meeting following the Committee meeting.

7. Selection of Agenda Items for Board Meetings

The Chairman will establish the agenda for each Board meeting.

Each Board member is encouraged to suggest the inclusion of items on the agenda. Each Board member is free to raise at any Board meeting any subjects that are not on the agenda for that meeting.

It shall be the objective of the Board to have detailed discussions regarding management development and succession planning, long-term corporate strategy, and corporate governance, at least one meeting per year. It shall also be the objective of the Board to have sufficient information about the Company provided to it so that the Board members can play a meaningful advisory role, and will have sufficient knowledge about the Company to play a meaningful oversight role. In this regard, the Board members shall be provided with a continuous flow of information about the Company, both at and between meetings of the Board.

8. Board and Committee Materials

Information and data important to the Board's understanding of the Company's business and finances (and concerning any matters to be presented to the Board for decision) shall be distributed to the Board before the Board meets, unless it is impossible or inappropriate to do so. A comparable procedure should be followed by each Committee as to matters falling within its charter. The information provided shall be sufficient for a Board member to fully understand the matter being presented prior to the meeting at which action will be considered. This is intended to facilitate meaningful discussion of the issue being presented at the meeting, which will lead to more informed decision making by the Board.

9. Regular Attendance of Non-Directors at Board Meetings

The Chairman shall invite senior officers and other key employees to attend Board meetings, either on a regular or an ad hoc basis, both to describe to the Board matters affecting the Company about which they have particular expertise, and to expose such individuals to the Board, for management development and succession planning purposes.

10. Number of Meetings of the Board

The Board shall hold at least five meetings per year. In addition, the non-employee Directors shall meet alone at least once per year, in connection with the meeting of the Board at which the Company's corporate strategy is presented.

11. Board Access to Senior Management and Outside Counsel

Board members shall have complete access to the Company's officers.

Board members will use judgment to be sure that this access is not unnecessarily distracting to the operations of the Company and that it is used in a reasonable fashion and in the best interests of the Company. Except in unusual circumstances, where doing so would compromise the purpose of the communication, the Chief Executive Officer will be informed of any communication from a Board member to any officer.

The Board encourages senior management to, from time to time, bring managers into Board meetings who: (a) can provide additional insight into the items being discussed because of personal involvement in these areas, and/or (b) have such future potential that senior management believes that such individuals should be given exposure to the Board.

The Board shall have the right to engage outside counsel of its choice with respect to any issue relating to its activities.

12. Board Compensation Review

The Nominating and Governance Committee shall be responsible for reporting to the Board of Directors annually regarding trends in director compensation and the competitiveness of the Company's director compensation practices relative to those of similarly situated companies. It shall be the responsibility of the Nominating and Governance Committee to recommend actual Board compensation practices to the full Board.

In order to further align the interests of the Directors and the shareholders, it is the policy of the Board that a portion of Director compensation should be in the form of stock or stock options.

13. Size of the Board

The Board presently has 10 members. It is the sense of the Board that a size of 10 to 12 is appropriate.

14. Mix of inside and Independent Directors

The Board believes that as a matter of policy, a significant majority of the Board members should be independent, non-employee Directors.

15. Board Definition of What Constitutes "Independence" for Non-Employee Directors

The Board believes that a Director cannot normally be considered "independent" if: (a) he/she is an officer of a corporation where an officer of the Company is a Director; or (b) he/she is an employee or former employee of the Company; or (c) he/she is a Director, officer or employee of, or a partner or substantial investor in, another enterprise where that other enterprise is either a substantial customer of the Company (or a subsidiary) or a substantial supplier of goods or services to the Company (or a subsidiary); or (d) he/she has a significant personal interest in a particular matter different from that of the Company or the shareholders generally. The Board is not precluded from finding a lack of independence in other situations. Compliance with the definition of "Independence" should be reviewed at least annually by the Nominating and Governance Committee.

The ownership of stock in the Company by Directors is encouraged and the ownership of a substantial amount of Company stock is not a basis for a Director to be considered as not independent.

16. Former Chief Executive Officer's Board Membership

The Board believes that as a general rule, the Chief Executive Officer should resign from the Board at the same time as his tenure as Chief Executive Officer expires.

A former Chief Executive Officer serving on the Board will not be considered an independent Director.

17. Board Membership Criteria

The Nominating and Governance Committee shall be primarily responsible for reviewing with the Board on an annual basis the appropriate skills and characteristics required of Board members in the context of the current make-up of the Board and the nature of the Company. This assessment should include issues of diversity, age and skills (such as understanding of production, marketing, finance, regulation and public policy, corporate strategy, international background, etc.) -all in the context of an assessment of the perceived needs of the Board at that point in time. All Directors shall be expected to have an in-depth knowledge of the general business environment and expertise in at least one area vital to the Company's success.

The Nominating and Governance Committee shall be responsible for establishing a selection process for new Directors that insures that appropriate candidates meeting the Board's assessment of its needs are identified and are attracted to membership on the Board. This process may include such practices as developing a "target profile" for the Board that will assist in determining the types of Directors that are needed, obtaining on an ongoing and systematic basis and maintaining information on potential Director candidates, working with search firms retained by the Committee and other sources to identify appropriate candidates, and such other practices as the Committee determines are relevant under the circumstances. The Committee shall establish procedures for evaluating individuals who have been identified as candidates for Board membership. After such evaluation, it shall be the responsibility of the Committee to recommend candidates for Board membership.

18. Extending the Invitation to a New Potential Director to Join the Board

An invitation to join the Board should be extended by the Board itself, through the Chairman of the Board and the Chairman of the Nominating and Governance Committee. Each new Director shall be exposed to a thorough orientation process that includes the provision of background materials, meetings with senior management, visits to Company facilities and such other measures as will facilitate the Director's knowledge of the Company and the business environment in which it operates.

19. Assessing the Board's Performance

The Nominating and Governance Committee shall be responsible for reporting annually to the Board its assessment of the Board's performance. In doing so the Committee shall use such criteria as it determines are appropriate. If the Committee so desires, it may be assisted by outside advisors in making its assessment of the Board's performance. The Committee's report should be discussed by the full Board. It is the sense of the Board that once procedures to evaluate the entire Board are fully in place and functioning satisfactorily, individual Director evaluation should be implemented. The Nominating and Governance Committee should establish criteria for the evaluation of individual Directors, and should then insure that such evaluation occurs.

20. Directors Who Change Their Job Responsibility

It is not the sense of the Board that Directors who retire or incur a change in job status from the position they held when they were last elected to the Board should necessarily leave the Board. There should, however, be an opportunity for the Board, via the Nominating and Governance Committee, to review the continued appropriateness of any such Director's Board membership under these circumstances. As such, it shall be the policy of the Board that any member where own job responsibility changes significantly shall submit his or her conditional resignation to the Chairman, and the Board shall then evaluate whether to accept such resignation, in light of all facts existing at that time.

21. Term Limits

The Board does not believe that it or the shareholders should establish term limits for Board members. While term limits could help insure that there are fresh ideas and viewpoints available to the Board, they hold the disadvantage of losing the contribution of Directors who have been able to develop, over a period of time, increasing insight into the Company and its operations and, therefore, provide an increasing contribution to the Board as a whole.

The Board does believe that it is important for a Director to be able to devote sufficient time to the affairs of the Company. While the Board does not believe that it is appropriate to place an arbitrary limit on the number of other Boards on which a member can serve, it does believe that the number of Boards on which a member serves is relevant to that member's ability to properly serve the Company, and it reserves the right to impose such limits, either generally or with respect to a particular Director.

22. Retirement Age

It is the sense of the Board that the current retirement age of 70 is an appropriate mandatory retirement age for each Director.

23. Formal Evaluation of the Chief Executive Officer

The independent Directors should evaluate the performance of the Chief Executive Officer annually, and the evaluation should be communicated to the Chief Executive Officer by the Chairman of the Compensation Committee.

The evaluation should be based on objective criteria established and approved by the independent members of the Nominating and Governance Committee.

The evaluation will precede any decision to increase the compensation of the Chief Executive Officer, and will be used by the Compensation Committee in the course of its deliberations when considering and establishing the compensation of the Chief Executive Officer.

24. Succession Planning

There should be a detailed annual report by the Chairman to the Board on succession planning, and it should be a specific item for discussion at at least one Board meeting per year.

There should also be available, on a continuing basis, the Chairman's recommendation as to successor(s) should the Chairman and/or the Chief Executive Officer die or be unexpectedly disabled.

25. Management Development

There should be a detailed annual report to the Board by the Chairman on the Company's program for management development.

This report should be given to the Board at the same time as the succession planning report.

26. Sundry

This Policy Statement is not intended to, and does not, either enlarge or diminish the responsibilities of the Directors under applicable law. The Board may amend it or repeal it at any time and for any reason.



COOPER TIRE & RUBBER COMPANY

NOTICE
of Annual Meeting of Stockholders
and Proxy Statement

May 1, 2001

IMPORTANT:
All stockholders are requested to mark, date, sign
and mail promptly the enclosed proxy for which an
envelope is provided, or cast their ballots by Internet or
telephone.



RECYCLED PAPER



COOPER TIRE & RUBBER COMPANY

March 20, 2001

Dear Stockholder:

Enclosed is a Notice of our Annual Meeting on May 1, 2001 and a Proxy Statement describing the business to be conducted at the meeting.

Your vote on each of the agenda items is important, whatever number of shares you hold. Whether you plan to attend the meeting or not, please remove the proxy form below, complete it and return it in the envelope provided.

Sincerely,

Thomas A. Dattilo
Chairman of the Board, President, and Chief Executive Officer

IF THIS PROXY IS PROPERLY EXECUTED AND RETURNED, SHARES REPRESENTED HEREBY WILL BE VOTED. IF A CHOICE IS SPECIFIED, THE SHARES WILL BE VOTED ACCORDINGLY. IF NO INSTRUCTIONS ARE GIVEN AS TO ANY AGENDA ITEM, THEY WILL BE VOTED "FOR" THE ELECTION OF THE LISTED NOMINEES AS DIRECTORS, "FOR" AGENDA ITEM 2 AND "AGAINST" AGENDA ITEM 3.

AFTER COMPLETING THE REVERSE SIDE OF THIS PROXY FORM,PLEASE SIGN AND DATE BELOW AND RETURN PROMPTLY IN THE ENVELOPE PROVIDED.

Date:_____ , 2001

_____
SIGNATURE(S)

_____
SIGNATURE(S)

Please date and sign exactly as name appears hereon. If any shares are held by joint tenants, both should sign. When signing as attorney, as executor, administrator or custodian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

 **COOPER TIRE & RUBBER COMPANY**
This Proxy is Solicited on Behalf of the Board of Directors

The undersigned hereby appoints Philip G. Weaver, Richard D. Teeple and Richard N. Jacobson and each of them, Proxies with full power of substitution to attend the Annual Meeting of Stockholders of Cooper Tire & Rubber Company to be held at Urbanski's, 1500 Manor Hill Road, Findlay, Ohio, on May 1, 2001, and any adjournment thereof and thereat to vote all shares of Common Stock registered in the name of the undersigned at the close of business on March 5, 2001, upon the matters set forth in the notice of said meeting and listed below. In their discretion, the Proxies are authorized to vote upon such other business as may properly come before the meeting or any adjournment thereof.

The Board of Directors recommends a vote "FOR" the nominees listed below:

1. Election of Directors. ☐ **FOR** the nominees listed below: ☐ **WITHHOLD** authority to vote for the nominees listed below:

Arthur H. Aronson   **Thomas A. Dattilo**   **Byron O. Pond**

(INSTRUCTION: To withhold authority to vote for an individual nominee, write that nominee's name in the space provided here.) _____

The Board of Directors recommends a vote "FOR" Agenda Item 2.

2. Action to approve and adopt 2001 Incentive Compensation Plan.   ☐ FOR ☐ AGAINST ☐ ABSTAIN

The Board of Directors recommends a vote "AGAINST" Agenda Item 3.

3. Action on a stockholder proposal.   ☐ FOR ☐ AGAINST ☐ ABSTAIN

IMPORTANT: PLEASE SIGN AND DATE THE PROXY ON THE REVERSE SIDE.